EXHIBIT D

DESCRIPTION OF THE COMMONWEALTH OF AUSTRALIA

Dated as of 22 November 2010

INDONESIA
PAPUA NEW GUINEA
SOLOMON ISLANDS
INDIAN OCEAN
SOUTH PACIFIC OCEAN
SOUTHERN OCEAN
TASMAN SEA
TIMOR SEA
ARAFURA SEA
CORAL SEA
GULF OF CARPENTARIA
NORTHERN TERRITORY
WESTERN AUSTRALIA
QUEENSLAND
SOUTH AUSTRALIA
NEW SOUTH WALES
VICTORIA
TASMANIA
KIMBERLEY
GREAT SANDY DESERT
GIBSON DESERT
TANAMI DESERT
GREAT VICTORIA DESERT
SIMPSON DESERT
NULLARBOR PLAIN
GREAT AUSTRALIAN BIGHT
CAPE YORK PENINSULA
PERTH
ADELAIDE
MELBOURNE
SYDNEY
BRISBANE
GOLD COAST
CANBERRA
NEWCASTLE
CENTRAL COAST
WOLLONGONG
HOBART
Alice Springs
AUSTRALIA
EDITION 1
Australian Report Map
© copyright Commonwealth of Australia
(Geoscience Australia) 1996

INCORPORATION OF DOCUMENTS BY REFERENCE

This document is an exhibit to the Commonwealth of Australia's Annual Report on Form 18-K ("Annual Report") under the U.S. Securities Exchange Act of 1934 for the fiscal year ended 30 June 2009. All amendments to such Annual Report filed by the Commonwealth of Australia on Form 18-K/A following the date hereof shall be incorporated by reference into this document. Any statement contained herein, or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this document to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this document.

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TABLE OF CONTENTS

Page

INCORPORATION OF DOCUMENTS BY REFERENCE	i
ABOUT THIS DESCRIPTION OF THE COMMONWEALTH OF AUSTRALIA	iii
Official Documents	iii
Forward-Looking Statements	iii
Presentation of Financial and Other Information	iv
Certain Defined Terms and Conventions	v
THE COMMONWEALTH OF AUSTRALIA	1
Population and Geography of Australia	1
Form of Government	2
THE AUSTRALIAN ECONOMY	5
Overview	5
Domestic Economic Conditions	7
ECONOMIC OUTLOOK	12
Commonwealth Responses to the Global Financial Crisis	12
Forecasts for the Australian Economy	13
MAJOR INDUSTRIES	17
EXTERNAL TRADE AND BALANCE OF PAYMENTS	26
Merchandise Trade	26
Balance of Payments	28
Changes in Official Reserve Assets	29
Exchange Rate	30
Foreign Investment Policy	32
Foreign Financial Relations	32
CURRENCY, MONETARY AND BANKING SYSTEM	34
Australian Currency	34
Monetary Conditions	34
Regulation of the Financial System	35
The Financial System Regulatory Regime	42
GOVERNMENT FINANCE	44
Federal Government Budget	44
Commonwealth Investment in the National Broadband Network	49
Pensions and Superannuation	50
Taxation	51
Commonwealth-State Financial Relations	57
Domestic Issuance of Government Bonds	59
Guarantees and Other Contingent Liabilities	60
PUBLIC DEBT	65
Debt Record	67
Credit Ratings	68

ABOUT THIS DESCRIPTION OF THE COMMONWEALTH OF AUSTRALIA

Official Documents

Certain financial and statistical information contained in this Description of the Commonwealth of Australia has been derived from official Australian Government sources, including:

•
the Mid-Year Economic and Fiscal Outlook 2010-11 dated 9 November 2010, which we refer to as the "2010-11 MYEFO" (included as Exhibit F to the Commonwealth of Australia's Annual Report on Form 18-K for the fiscal year ended 30 June 2010 filed with the Commission on 22 November 2010 and available at http://www.budget.gov.au/2010-11/content/myefo/html/index.htm);

•
the Final Budget Outcome 2009-10 released on 24 September 2010, which we refer to as the "Final Budget Outcome 2009-10" (included as Exhibit E to the Commonwealth of Australia's Annual Report on Form 18-K for the fiscal year ended 30 June 2010 filed with the Commission on 6 October 2010 and available at http://www.budget.gov.au/2009-10/content/fbo/html/index.htm), the Final Budget Outcome 2008-09 released on 29 September 2009, which we refer to as the "Final Budget Outcome 2008-09" (included as Exhibit E to the Commonwealth of Australia's Annual Report on Form 18-K for the fiscal year ended 30 June 2009 filed with the Commission on 24 November 2009 and available at http://www.budget.gov.au/2008-09/content/fbo/html/index.htm) and the Final Budget Outcome 2007-08 released on 26 September 2008, which we refer to as the "Final Budget Outcome 2007-08" (available at http://www.budget.gov.au/2007-08/fbo/html/index.htm).

•	the Pre-Election Economic and Fiscal Outlook 2010 dated 26 July 2010, which we refer to as the "2010 PEFO" (available at http://www.treasury.gov.au/documents/1858/PDF/PEFO_2010.pdf);

•
the July 2010 Economic Statement dated 14 July 2010, which we refer to as the "July 2010 Economic Statement" (available at http://www.budget.gov.au/2010-11/content/economic_statement/html/index.htm); and

•
the 2010-11 Commonwealth Budget dated 11 May 2010, which we refer to as the "2010-11 Budget" (included as Exhibit C to the Commonwealth of Australia's Annual Report on Form 18-K for the fiscal year ended 30 June 2009 filed with the Commission on 24 November 2009 and available at http://www.budget.gov.au), the 2009-10 Commonwealth Budget dated 12 May 2009, which we refer to as the "2009-10 Budget" (available at http://www.budget.gov.au) and the 2008-09 Commonwealth Budget dated 13 May 2008, which we refer to as the "2008-09 Budget" (available at http://www.budget.gov.au/2008-09/).

Information available on the websites referenced above is not incorporated by reference in this Description of the Commonwealth of Australia.

The address of the Commonwealth of Australia is c/o The Treasury of the Commonwealth of Australia, Treasury Building, Langton Crescent, Parkes ACT 2600, Australia, and its phone number is +61 2 6263 2111.

Forward-Looking Statements

This Description of the Commonwealth of Australia contains forward-looking statements. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms 'believes', 'forecasts', 'estimates', 'projects', 'expects', 'intends', 'may', 'will', 'seeks', 'would', 'could' or 'should' or, in each case, their negative or other variations or comparable terminology, or in relation to discussions of forecasts, policies, strategy, plans, objectives, goals, future events or intentions.

Forward-looking statements are statements that are not historical facts, including statements about the Commonwealth of Australia's beliefs and expectations.  These statements are based on current plans, estimates and projections and, therefore, undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made.  Although the Australian Government believes that the beliefs and expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such beliefs and expectations will prove to have been correct.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those expressed in any forward-looking statement.  Factors that could cause the actual outcomes to differ materially from those expressed or implied in forward looking statements include:

•	the international economy, and in particular the rates of growth (or contraction) of Australia's major trading partners;

•	the effects of the global financial crisis;

•	changes in commodity prices and/or global demand for Australia's major export commodities;

•	increases or decreases in international and domestic interest rates;

•	increases or decreases in domestic consumption;

•	increases or decreases in Australia's labour force participation and productivity;

•	exchange rate fluctuations; and

•	increases or decreases in Australia's rate of inflation.

Presentation of Financial and Other Information

The fiscal year of the Commonwealth of Australia is 1 July to 30 June.  Annual information presented in this Description of the Commonwealth of Australia is based on fiscal years, unless otherwise indicated.  In this Description of the Commonwealth of Australia, the fiscal year beginning on 1 July 2009 and ending on 30 June 2010 is referred to as "2009-10" and previous and subsequent fiscal years are referred to using the same convention.

Any discrepancies between totals and sums of components in this Description of the Commonwealth of Australia are due to rounding.

Statistical information reported in this Description of the Commonwealth of Australia has been derived from official publications of, and information supplied by, a number of departments and agencies of the Commonwealth of Australia, including the Treasury of the Commonwealth of Australia, the Department of Finance and Deregulation, the Reserve Bank of Australia (the "RBA") and the Australian Bureau of Statistics ("ABS").  Some statistical information has also been derived from information publicly made available by the International Monetary Fund (the "IMF") and the Organisation for Economic Co-operation and Development (the "OECD").  Similar statistics may be obtainable from other sources, but the underlying assumptions, methodology and, consequently, the resulting data may vary from source to source.  In addition, statistics and data published by a department or agency of the Commonwealth of Australia may differ from similar statistics and data produced by other departments or agencies due to differing underlying assumptions or methodology.  Certain historical statistical information contained in this Description of the Commonwealth of Australia is based on estimates that the Commonwealth of Australia and/or its departments or agencies believe to be based on reasonable assumptions.  The Commonwealth of Australia's official financial and economic statistics are subject to review as part of a regular confirmation process. Accordingly, financial and economic information may be subsequently adjusted or revised. While the Australian Government does not expect revisions to be material, no assurance can be given that material changes will not be made.  The Commonwealth of Australia adheres to the IMF's Special Data Dissemination Standards, which guide members in the dissemination of economic and financial data to the public.

As required by Form 18-K, the Commonwealth's most recent budget is filed as an exhibit to the accompanying annual report.  In addition, other Australian Government budgetary papers may from time to time be filed as exhibits to amendments to this annual report or subsequent annual reports from time to time.  Those budgetary papers contain forward-looking statements that are not historical facts, including statements about the Australian Government's beliefs and expectations for the forthcoming budget period. Those statements are or will be based on plans, estimates and projections that are current only as of the original date of release by the Australian Government of those budgetary papers and speak only as of the date they are so made.  The information included in those budgetary papers may also have changed since that date.  In addition, these budgets are prepared for government planning purposes, not as future predictions, and actual results may differ and have in fact differed, in some cases materially, from results contemplated by the budgets.  Therefore, you should not rely on the information in those budgetary papers.

The fiscal aggregates in the Federal budget are underpinned by a set of forward estimates consisting of short-term economic forecasts and projections based on medium-term assumptions.  In the budget, the Australian Government usually presents two years of economic forecasts and an additional three years of projections.  The forecasts are based on detailed assessments of different sectors of the economy derived from the most recent data outturns, forecasting models and information gathered from business liaison.  Forecasts for the various sectors of the economy are brought together to form a coherent set of forecasts for the macroeconomy.  Projections are used in the latter years and are based on long run averages of broad economic aggregates.

In the 2009-10 Budget, the projection methodology was changed from the usual practice of assuming trend GDP growth in the two projection years.  This reflected the expectation that the Australian economy would experience a sustained period of below trend growth in the three-year forecast period.  A corresponding period of above trend growth was assumed in the projections to return the economy to its potential level.  On the basis of forecasts that the economy will return to full capacity within the three-year forecast period, the 2010-11 Budget resumed the traditional methodology of assuming trend GDP growth in the projection years.

References in this Description of the Commonwealth of Australia to "Australian dollars," "A$," "dollars" or "$" are to the lawful currency of the Commonwealth of Australia and references in this Description of the Commonwealth of Australia to "U.S. dollars" or "US$" are to the lawful currency of the United States.

References in this Description of the Commonwealth of Australia to statutes followed by "(Cth)" are to legislation enacted by the Federal Parliament of the Commonwealth of Australia.

Certain Defined Terms and Conventions

The terms set forth below have the following meanings for purposes of this Description of the Commonwealth of Australia:

ADI	is short for Authorised Deposit-taking Institution.

APRA	means the Australian Prudential Regulation Authority.

ASIC	refers to the Australian Securities and Investments Commission.

Authorised Deposit-taking Institution	means a body corporate that has been granted authority by APRA to carry on banking business in Australia (under section 9 of the Banking Act 1959 (Cth)).

Basic price
refers to the amount receivable by the producer from the purchaser for a unit of a good or service produced as output, minus any tax payable plus any subsidy receivable on that unit as a consequence of its production or sale; it excludes any transport charges invoiced separately by the producer.

Balance of payments	refers to the total of all of the amounts transacted between residents of Australia and residents of the rest of the world (non-residents) over a specific period of time.

Capital account
records the values of the non-financial assets that are acquired, or disposed of, by resident institutional units by engaging in transactions, and shows the change in net worth due to saving and capital transfers or internal bookkeeping transactions linked to production (changes in inventories and consumption of fixed capital).

Chain volume measures
refers to measures derived by linking together (compounding) movements in volumes, calculated using the average prices of the previous fiscal year, and applying the compounded movements to the current price estimates of the reference year.  Chain volume measures were introduced in the national accounts in 1998 because, by annually rebasing, they provide price relativities that reflect the current situation, thereby providing better real estimates than constant price measures, especially in times of rapidly changing relative prices.

Consumer price index (or headline rate of inflation)
measures quarterly changes in the price of a 'basket' of goods and services which account for a high proportion of expenditure by the CPI population group (i.e., metropolitan households) and is commonly referred to as the headline rate of inflation.

Current account	includes the balance of trade (exports of goods and services minus imports of goods

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and services), net factor income (income earned by Australia from the rest of the world minus income earned by the rest of the world from Australia) and net transfer payments (including, for example, net outflows of foreign aid payments). The current account excludes capital transfers.

Current prices
refers to estimates valued at the prices of the period to which the observation relates. For example, estimates for 2002–03 are valued using 2002–03 prices. This contrasts to chain volume measures where the prices used in valuation refer to the prices of the previous year.

Fiscal year	means each year commencing 1 July and ending 30 June.

Foreign ADI
means a foreign corporation authorised to carry on banking business in a foreign country that has been granted authority by APRA to carry on banking business in Australia (under section 9 of the Banking Act 1959 (Cth)).

Free on board (or f.o.b.)
The value of goods measured on a free on board basis includes all production and other costs incurred up until the goods are placed on board the international carrier for export. Free on board values exclude international insurance and transport costs. They include the value of the outside packaging in which the product is wrapped, but do not include the value of the international freight containers used for transporting the goods.

Gross domestic product (or GDP)
means the total market value of goods and services produced in Australia within a given period after deducting the cost of goods and services used up in the process of production but before deducting allowances for the consumption of fixed capital.

GDP per capita	means the ratio of the chain volume estimate of GDP to an estimate of the resident Australian population.

Gross national income	(formerly gross national product) refers to the aggregate value of gross primary incomes for all institutional sectors, including net primary income receivable from non-residents.

Gross value added	means the value of output at basic prices minus the value of intermediate consumption at purchasers' prices.

Household saving ratio
refers to the ratio of household net saving (calculated as household net disposable income less household final consumption expenditure) to household net disposable income (calculated as household gross disposable income less household consumption of fixed capital).

IMF	means the International Monetary Fund.

Implicit price deflator	is obtained by dividing a current price value by its real counterpart (the chain volume measure).

Inflation	refers to a continuous upward movement in the general level of prices.

Labour force	means, for any group, persons who were employed or unemployed.

National net savings	is calculated as national net disposable income less final consumption expenditure.

Net domestic product	is calculated as GDP less consumption of fixed capital.

Net worth	represents the difference between the stock of assets (both financial and non-financial) and the stock of liabilities. Because it is derived residually, it can be negative.

OECD	means the Organisation for Economic Co-operation and Development.

Participation rate	means, for any group, the labour force expressed as a percentage of the civilian population aged 15 years and over in the same group.

RBA	means the Reserve Bank of Australia.

Real gross	is calculated by:
domestic income
	•	taking the volume measure of gross national expenditure;

	•	adding exports of goods and services at current prices deflated by the implicit price deflator for imports of goods and services;

	•	deducting the volume measure of imports of goods and services; and

	•	adding the current price statistical discrepancy for GDP, deflated by the implicit price deflator for GDP.

Real gross national income	is calculated by adjusting real gross domestic income for the real impact of primary income flows (property income and labour income) to and from overseas.

Real net national	is calculated by:
disposable income
	•	taking real gross domestic income;

	•	deducting real incomes payable to the rest of the world;

	•	adding real incomes receivable from the rest of the world; and

	•	deducting the volume measure of consumption of fixed capital.

Real incomes payable and receivable are calculated by dividing the nominal income flows by the implicit price deflator for gross national expenditure.

Real	means adjusted for the effects of inflation.

Seasonal adjustment	involves estimation of seasonal factors in data and adjustment of the data to remove the seasonal effect.

Total gross fixed capital formation
refers to expenditure on new fixed assets plus expenditure on second-hand fixed assets, whether for additions or replacements (but not including repairs), where fixed assets are produced assets that are used repeatedly or continuously in production processes for more than one year. It includes capital formation undertaken by government, public corporations and the private sector.

Unemployment rate	means, for any group, the number of unemployed persons expressed as a percentage of the labour force in the same group.

THE COMMONWEALTH OF AUSTRALIA

Population and Geography of Australia

Australia is located in the Southern Hemisphere. Excluding its external Territories, Australia has an area of nearly 7.7 million square kilometres.  It is the world's sixth largest nation after Russia, Canada, China, the United States and Brazil.  The major portion of Australia's population lives in the eastern and southern coastal regions.  The vast central area of Australia is arid and largely unsuitable for agriculture.  A map showing Australia's States and Territories, major cities and principal geographic features is included on the page following the cover page of this Description of the Commonwealth of Australia.

The preliminary estimated resident population of Australia at 31 March 2010 was 22,272,000 persons.  This was an increase of 403,100 persons (1.8%) since 31 March 2009 and 106,400 persons since 31 December 2009.

The preliminary estimated resident populations of the six States, the Australian Capital Territory and Northern Territory at 31 March 2010 were as follows.

Table 1:  Preliminary estimated resident population of States and Territories
State / Territory	Population (as at 31 March 2010)
New South Wales	7,220,991
Victoria	5,529,441
Queensland	4,498,900
Western Australia	2,286,057
South Australia	1,640,745
Tasmania	507,084
Australian Capital Territory	357,673
Northern Territory	228,527
Source:  ABS Catalogue No.  3101.0.

The majority of the population lives in the metropolitan areas of the capital cities of the six States, and in Canberra, the national capital.

The growth of Australia's population has two components: natural increase (the number of births minus the number of deaths) and net overseas migration.

Preliminary natural increase for the year ended 31 March 2010 was estimated to be 161,700 persons, an increase of 7.0% (or 10,600 persons) on the natural increase for the year ended 31 March 2009 (151,100 persons).  The preliminary estimate for births during the year ended 31 March 2010 (303,500) was 3.1% higher than the figure for the year ended 31 March 2009 (294,500).  The preliminary estimate for deaths during the year ended 31 March 2010 was 141,800.

For the year ended 31 March 2010, Australia recorded a preliminary net overseas migration ("NOM") estimate of an increase of 241,400 persons.  This was the difference between 482,100 overseas arrivals that were added to the population and 240,700 overseas departures that were subtracted from the population.  Australia's current migration program allows people from any country to apply to migrate to Australia, regardless of their ethnicity, culture, religion or language, provided that they meet the criteria set out in law.  The Australian Government views Australia's cultural diversity as a source of both social and economic wealth.  The contribution made to population growth by NOM (60%) was higher than that of natural increase (40%).

The following table sets forth the estimated resident population of Australia by age group as of 30 June 2009:

Table 2:  Preliminary estimated resident population by age group
Age group (years)	Population (as at 30 June 2009)
	Males	Females
0-4	730,430	692,194
5-9	696,327	661,592
10-14	720,993	684,485
15-19	772,228	727,168
20-24	833,469	782,583
25-29	816,533	791,698
30-34	752,562	751,566
35-39	803,546	814,971
40-44	759,627	769,345
45-49	778,982	793,905
50-54	712,542	727,248
55-59	647,631	659,266
60-64	584,423	585,637
65-69	430,352	438,626
70-74	330,936	355,227
75-79	255,877	296,159
80-84	183,527	248,473
85-89	93,432	162,168
90-94	27,696	64,837
95-99	5,721	18,137
100 and over	679	2,489
All ages	10,937,513	11,027,774
Source:  ABS Catalogue No. 3101.0.

Australia's estimated total fertility rate (the average number of babies that a woman could expect to bear during her reproductive lifetime, assuming current age-specific fertility rates apply) is 1.933 births per woman in the year ended 30 June 2009, a rate higher than the fertility rates in many OECD countries, including Italy, Germany, Japan and Canada, and higher than the OECD average of 1.71 in 2008.  However, Australia's current total fertility rate is below those for New Zealand (2.18 in 2008) and the United States (2.09 in 2008).  Based on recent age-specific fertility trends, the 2010 Intergenerational Report projected Australia's total fertility rate to fall then remain stable at 1.9 births per woman through 2050.

Average Australian mortality rates have fallen strongly over the past century. As a consequence, life expectancies have risen for both men and women. Falling mortality rates add to population growth and imply a higher proportion of aged people in the population.  Mortality rates are falling across all age groups, and this trend is projected to continue for at least the next four decades.

Australia's NOM helps to reduce population ageing. However, falling fertility and mortality rates are projected to lead to an overall rise in the average age of the population. While many OECD countries share Australia's demographic challenges, Australia is in a stronger position to meet them than most.

Form of Government

The Commonwealth of Australia was formed as a federal union on 1 January 1901 when the six former British colonies—now the six States of New South Wales, Victoria, Queensland, South Australia, Western Australia and Tasmania—were united in a 'Federal Commonwealth' under the authority of the Commonwealth of Australia Constitution Act enacted by the British Parliament.  In addition to the States, there are ten Territories consisting of the Australian Capital Territory, which contains the national capital (Canberra), the Northern Territory, Norfolk Island, the Ashmore and Cartier Islands, the Australian Antarctic Territory, Christmas Island, the Cocos (Keeling) Islands, the Coral Sea Islands, the Jervis Bay Territory and the Territory of Heard Island and McDonald Islands.  The Northern Territory, the Australian Capital Territory and Norfolk Island have been granted forms of self-government.  The remaining Territories are administered by the Commonwealth Government.

Federal legislative powers in Australia are vested in the Federal Parliament (the "Parliament"), which consists of the Queen as head of state, the Senate and the House of Representatives.  The Governor-General represents the Queen throughout Australia.  The Senate and the House of Representatives are both elected by the compulsory vote of all eligible persons (generally, Australian citizens aged 18 years and older).  Twelve senators are elected from each of the six States for a term of six years; half the senators from each State are elected every third year.  In addition, two senators are elected from each of the Australian Capital Territory and the Northern Territory and hold office until the next general election of the House of Representatives.  The House of Representatives consists of 150 members, each elected for a term not exceeding three years.  Each State's representation in the House of Representatives is approximately proportionate to its population.  This representation is reviewed during the life of every Parliament in response to population shifts.  In accordance with established practice, the election for members of the Senate is usually held on the same date as the election for members of the House of Representatives.  Under certain circumstances the Governor-General may simultaneously dissolve the Senate and the House of Representatives.

The Senate has equal power with the House of Representatives except in relation to laws appropriating money or imposing taxes, which must originate in the House of Representatives.  Laws imposing taxes and laws appropriating money for the ordinary annual services of the Government may not be amended by the Senate, but may be rejected or returned by the Senate to the House of Representatives with a request for amendment.  Any member of the House of Representatives or the Senate may introduce a proposed law (a "bill").  To become law, bills must be passed by both the House of Representatives and the Senate.

Under the Constitution, the Parliament is empowered to make laws on certain specified matters such as defence, external affairs, interstate and overseas trade and commerce, foreign corporations and trading or financial corporations formed within the limits of Australia, borrowing money, taxation (including customs and excise taxes), postal, telegraphic and telephonic services, currency and banking, insurance, immigration, pensions and social services.  Some of these powers are given to the Parliament to the exclusion of the State Parliaments.  Other powers are exercised by the Parliament concurrently with the State Parliaments, but any legislation within the limits of its powers enacted by the Parliament prevails over any inconsistent laws of the States.  Powers not conferred on the Parliament remain with the States, subject to certain Constitutional limitations.

The executive power of the Commonwealth of Australia under the Constitution is formally vested in the Queen and is exercisable by the Governor-General as the Queen's representative.  There is a Federal Executive Council to advise the Governor-General.  This Council is composed of the Prime Minister and other Federal Ministers.  These Ministers are members of either the House of Representatives or the Senate and generally belong to the party or coalition of parties which has a majority in the House of Representatives.  Such Ministers form the Government with the practical result that executive power is exercised by the Prime Minister and the other Ministers.

The major Australian political parties are the Australian Labor Party, the Liberal Party of Australia and the Nationals.  Minor parties include the Australian Greens, the Family First Party and the Country Liberal Party. From March 1996 to November 2007, the Government was formed by a coalition of the Liberal Party of Australia and the Nationals (the "Coalition").  A federal election was held on 24 November 2007, following which the Australian Labor Party won a majority of the seats in the House of Representatives and became the Government, with the Hon. Kevin Rudd MP being elected as Prime Minister.  On 24 June 2010, the Hon. Julia Gillard MP was elected federal leader of the Australian Labor Party and replaced the Hon. Kevin Rudd MP as Prime Minister.  On 17 July 2010, the Prime Minister announced that a federal election would be held on 21 August  2010.  As a consequence the House of Representatives was dissolved on 19 July 2010 and the Government operated in caretaker mode from 19 July 2010 until 8 September 2010, when the results of the 21 August 2010 election were clear.

In the 21 August 2010 election, the Australian Labor Party and the Coalition each won 72 seats in the House of Representatives, resulting in the first hung Parliament in Australia since World War II.  On 8 September 2010, the Australian Labor Party formed a minority government with the support of three independent members and one Australian Greens member of the House of Representatives.  The four members of the House of Representatives who are in alliance with the Australian Labor Party have agreed only to pass key supply, or appropriation, bills that authorise the Government to spend money and to oppose certain motions of no-confidence against the Australian Labor Party minority government.  They have not committed to supporting all Australian Labor Party minority government legislation, and, as a result, there can be no assurance that legislation put forth by the Australian Labor Party minority government will be passed by the House of Representatives.

Half of the Senate was up for election in the 21 August 2010 election. The Senators elected will take office on 1 July 2011.

The following tables show the composition of the House of Representatives and the Senate as at 31 October 2010.

Table 3:  House of Representatives composition
Australian Labor Party	72
Liberal Party of Australia	44
Liberal National Party	21
The Nationals	7
Independents	4
Australian Greens	1
Country Liberal Party	1
Total	150

Table 4:  Senate composition
	Through 30 June 2010	From 1 July 2011
Australian Labor Party	32	31
Liberal Party of Australia	32	26
Australian Greens	5	9
The Nationals	4	4
Liberal National Party	0	3
Democratic Labor Party	1	1
Country Liberal Party	1	1
Independents	1	1
Total	76	76

Judicial power in Australia is vested in the High Court of Australia, other Federal courts and State and Territory courts.  The High Court is a superior court of record and consists of the Chief Justice and six other Justices who are appointed by the Governor-General following consultations with the States.  The Justices are appointed until they are 70 years of age and can be removed by the Governor-General in Council in certain circumstances on the grounds of misbehaviour or incapacity.  In certain limited matters the High Court has original jurisdiction.  It also has appellate jurisdiction in relation to Federal courts, including the Federal Court of Australia, and the Supreme Court of each State and the Northern Territory and other courts of the States exercising federal jurisdiction.  Appeals from the Supreme Court of a Territory (other than the Northern Territory) may be taken to the Federal Court of Australia.  The common law system, as developed in the United Kingdom, forms the basis of Australian jurisprudence.

THE AUSTRALIAN ECONOMY

Overview

Australia is a stable, culturally diverse and democratic society with a skilled workforce and a strong, competitive economy.  Between 1990-91 and 2009-10, Australia's real economy grew by an average of around 3.4% a year.  Australia's GDP in 2009-10 (in value terms) was around $1.3 trillion.  The IMF estimates that in 2009 Australia was the world's 18th largest economy by GDP (in purchasing-power-parity terms).  Based on OECD data, Australia's estimated real per capita GDP (in purchasing-power-parity terms) ranked 6th among OECD nations in 2009.

Principal Economic Indicators

The following table sets forth Australia's principal economic indicators for each of the 2005-06, 2006-07, 2007-08, 2008-09 and 2009-10 fiscal years.

Table 5: Principal Economic Indicators
	2005-06	2006-07	2007-08	2008-09	2009-10
GDP, Chain Volume Measure (A$ millions) (a)	1,150,644	1,191,655	1,237,320	1,255,241	1,283,799
Percentage change	3.1	3.6	3.8	1.4	2.3
GDP per capita, Chain Volume Measure (A$) (a)	56,015	57,095	58,197	57,770	57,925
Percentage change	1.6	1.9	1.9	-0.7	0.3
Unemployment Rate (% of labour force) (b) (d)	4.8	4.3	4.2	5.7	5.2
Consumer Price Index (% change) (c)	4.0	2.1	4.5	1.5	3.1
Wage Price Index (% change) (c) (d)	4.2	4.0	4.2	3.8	3.0
Exports, Chain Volume Measure (A$ millions)(a)	259,847	266,361	277,125	284,441	300,142
Percentage change	2.2	2.5	4.0	2.6	5.5
Imports, Chain Volume Measure (A$ millions)(a)	229,126	249,950	286,328	276,818	291,537
Percentage change	7.3	9.1	14.6	-3.3	5.3
Balance of Payments – Current Account (A$ millions)	-54,075	-60,541	-73,980	-40,515	-56,103
Official Reserve Assets at end of period (A$ millions)	63,814	79,682	35,857	52,309	43,737
Commonwealth Government Net Debt (A$ millions)	-3,743	-29,150	-44,820	-16,148	-42,283
(a) Reference year for chain volume measures is 2008-09.
(b) As at the June quarter; calculated as an average over the quarter.
(c) Percentage change to the June quarter of each period from the previous June quarter.
(d) Seasonally adjusted.
Source: ABS Catalogue No. 5204.0, 6202.0, 6401.0, 5302.0, 6345.0; Final Budget Outcome 2009-10; Reserve Bank of Australia Bulletin; unpublished ABS and Treasury data.

GDP Growth

Australia's GDP expanded by 2.3% in 2009-10.  Growth in 2009-10 was broadly-based, with total private business investment decreasing by 4.7%, general government consumption expenditure rising by 1.8% and household consumption expenditure increasing by 2.1%.  The 2010-11 MYEFO forecast GDP to grow by 3¼% in 2010-11 and 3¾% in 2011-12.

Major Industries

Australia's major industries include financial and insurance services, mining, manufacturing, construction and professional, scientific and technical services. Growth during 2009-10 was recorded in most industries, including mining (6.2%), professional, scientific and technical services (3.8%), health care and social assistance (3.6%), wholesale trade (3.3%), financial and insurance services (3.0%), electricity, gas, water and waste services (2.7%), education and training (2.6%), transport, postal and warehousing (2.4%), retail trade (1.9%), rental, hiring and real estate services (1.8%), manufacturing (1.5%), administrative and support services (1.5%), information, media and telecommunications (1.2%), construction (0.5%), while flat growth was recorded in public administration and safety, and arts and recreation services.  Several industries contracted during 2009-10, including other services (-1.1%), agriculture, forestry and fishing (-1.2%) and accommodation and food services (-2.1%).

During 2009-10, the industry accounting for the largest share of gross value added (at basic prices) was financial and insurance services, with a share of 11.0%.  Mining was the second largest industry with a share of 10.1%.  Prior to 2006-07, manufacturing was the largest industry.

Net Worth

Australia's general government sector net worth, reflecting the difference between total assets and total liabilities, as at 30 June 2010 was -$44,848 million, a decrease of $64,569 million since 30 June 2009.  In the 2010-11 MYEFO, Australia's general government sector net worth was forecast to be -$63,361 million in 2010-11 and -$71,975 million in 2011-12.

Budget Balance

A sustained period of government budget surpluses in the years prior to 2008-09 enabled the Australian Government to retire large amounts of government debt. Net debt was eliminated for the Australian Government during the year ended 30 June 2006.  The Australian Government general government sector net debt for 2009-10 was $42.3 billion (3.3% of GDP).  In the 2010-2011 MYEFO, net debt was projected to be 5.7% of GDP in 2010-11 and to peak at 6.0% of GDP in 2011-12.

The Australian Government's underlying cash deficit was $54.8 billion (4.2% of GDP) in 2009-10.  In the 2010-11 MYEFO, Government underlying cash deficits of $41.5 billion (-3.0% of GDP) and $12.3 billion (-0.8% of GDP) were forecast for 2010-11 and 2011-12 respectively, and underlying cash surpluses of $3.1 billion (0.2% of GDP) and $3.3 billion (0.2% of GDP) were forecast for 2012-13 and 2013-14, respectively.

Trade

Australia's total trade in goods and services on an annual national accounts basis totalled $513.8 billion in 2009-10.  Australian total merchandise trade accounted for around 1.3% of total world merchandise trade in 2009.  Australia's largest trading partners in 2008-09 were China, Japan, the United States, the United Kingdom and South Korea.

Domestic Economic Conditions

Gross Domestic Product

The following table shows chain volume GDP and related measures, real income measures and current price measures for each of the 2005-06, 2006-07, 2007-08, 2008-09 and 2009-10 fiscal years.

Table 6:  Key National Accounts Aggregates
	2005-06	2006-07	2007-08	2008-09	2009-10
Chain volume GDP and related measures(a)
GDP (A$ millions)	1,150,644	1,191,655	1,237,320	1,255,241	1,283,799
GDP per capita (A$)	56,015	57,095	58,197	57,770	57,925
GDP market sector (A$ millions)	902,152	935,042	973,665	980,664	1,000,931
Net domestic product (A$ millions)	983,458	1,014,287	1,048,923	1,055,682	1,073,644

Real income measures(a)
Real gross domestic income (A$ millions)	1,104,830	1,161,869	1,220,079	1,255,241	1,269,447
Real gross national income (A$ millions)	1,063,126	1,111,914	1,169,170	1,209,835	1,220,787
Real net national disposable income (A$ millions)	894,411	933,860	980,694	1,009,281	1,010,015
Real net national disposable income per capita (A$)	43,541	44,744	46,127	46,450	45,572

Current price measures
GDP (A$ millions)	1,001,440	1,091,633	1,185,740	1,255,241	1,284,670
GDP per capita (A$)	48,752	52,303	55,771	57,770	57,965
Gross national income (A$ millions)	963,556	1,044,634	1,136,244	1,209,835	1,235,042
National net saving (A$ millions)	68,205	77,488	93,553	116,377	93,246
Household saving ratio	0.1	3.0	2.0	9.8	8.8
Notes: – = nil or rounded to zero.
(a) Reference year for chain volume measures and real income measures is 2008-09.
Source: ABS Catalogue No. 5204.0.

Following a fall in GDP in volume terms in 1990-91, Australia experienced 19 years of consecutive growth.  In 2009-10, GDP increased by 2.3%, and GDP per capita increased by 0.3% (chain volume measures).  The 2010-11 MYEFO forecast GDP to grow by 3¼% in 2010-11 and 3¾% in 2011-12.

The table below details the expenditure components of GDP on a chain volume measurement basis for each of the 2005-06, 2006-07, 2007-08, 2008-09 and 2009-10 fiscal years.

Table 7:  Expenditure Components of Gross Domestic Product (Chain Volume Measures(a))
	2005-06	2006-07	2007-08	2008-09	2009-10
	(A$ millions)
Final consumption expenditure
General government
National—defence	16,578	17,940	17,884	18,893	20,061
National—non-defence	60,760	65,281	67,814	69,001	66,296
Total national	77,347	83,237	85,684	87,893	86,357
State and local	123,395	125,015	129,211	132,975	138,463
Total general government	200,753	208,246	214,891	220,868	224,820
Households	613,661	640,240	670,466	672,036	686,111
Total final consumption expenditure	814,380	848,520	885,529	892,904	910,931

Private gross fixed capital formation
Private business investment
Machinery and equipment
New	75,824	78,144	93,005	89,916	85,957
Net purchases of second hand assets	-3,725	-4,028	-4,105	-4,250	-4,492
Total machinery and equipment	72,099	74,116	88,896	85,666	81,465

Non-dwelling construction

2005-06	2006-07	2007-08	2008-09	2009-10
(A$ millions)

New building	35,165	37,844	42,256	40,031	32,728
New engineering construction	29,204	34,447	37,423	46,475	47,063
Net purchases of second hand assets	-881	-1,481	-528	-1,151	-528
Total non-dwelling construction	63,619	70,934	79,231	85,355	79,262

Cultivated biological resources	3,581	2,849	2,721	3,104	3,161
Intellectual property products
Research and development	11,114	12,597	13,938	13,376	13,327
Mineral and petroleum exploration	2,899	4,325	5,577	6,034	5,743
Computer Software	7,890	8,672	10,019	9,920	10,811
Artistic originals	987	1,063	1,143	1,237	1,352
Total intellectual property products	22,995	26,639	30,673	30,567	31,233

Total private business investment	162,427	174,194	201,414	204,693	195,122

Dwellings
New and used dwellings	37,660	41,147	41,382	41,160	40,854
Alterations and additions	32,406	30,247	30,905	29,746	30,843
Total dwellings	70,061	71,392	72,284	70,906	71,697

Ownership transfer costs	17,538	17,384	17,412	14,696	16,272
Total private gross fixed capital formation	249,592	262,805	291,404	290,295	283,090

Public gross fixed capital formation
Public corporations
Commonwealth	5,095	2,641	1,158	1,229	1,853
State and local	14,836	17,571	20,294	21,570	23,931
Total public corporations	19,996	20,181	21,451	22,798	25,784

General government
National—defence	5,159	5,848	6,718	7,268	8,513
National—non-defence	6,466	6,249	6,943	7,224	8,329
Total national	11,598	12,096	13,668	14,492	16,843

State and local	21,678	24,204	25,818	27,730	38,608
Total general government	33,290	36,263	39,486	42,223	55,451

Total public gross fixed capital formation	53,283	56,461	60,939	65,021	81,235

Total gross fixed capital formation	302,910	319,289	352,446	355,316	364,325

Domestic final demand	1,116,980	1,167,531	1,237,974	1,248,219	1,275,256

Changes in inventories
Private non-farm	423	3,728	3,791	231	872
Farm	717	608	1,633	150	682
Public authorities	582	47	-1,469	-983	266
Total changes in inventories	1,481	4,323	4,338	-602	1,819

Gross national expenditure	1,119,521	1,174,533	1,245,094	1,247,617	1,277,075

Exports of goods and services	259,847	266,361	277,125	284,441	300,142
less Imports of goods and services	229,126	249,950	286,328	276,818	291,537
Statistical discrepancy	0	0	0	0	-1,881

Gross domestic product	1,150,644	1,191,655	1,237,320	1,255,241	1,283,799
(a) Reference year for chain volume measures is 2008-09.
Source: ABS Catalogue No. 5204.0.

Total private business investment decreased by 4.7% in 2009-10.  Investment in non-dwelling construction and machinery and equipment decreased 7.1% and 4.9% respectively in 2009-10.

Household final consumption expenditure increased 2.1% and contributed 1.1% to GDP growth in 2009-10. Within household final consumption expenditure, rent and other dwelling services (up 2.9% over 2009-10) and miscellaneous goods and services (up 2.1% over 2009-10) were the largest contributors to GDP growth in 2009-10.

General government expenditure increased by 1.8% and contributed 0.3% to GDP growth in 2009-10.

From an industry perspective, growth during 2009-10 was recorded in most industries, including mining (6.2%), professional, scientific and technical services (3.8%), health care and social assistance (3.6%), wholesale trade (3.3%), financial and insurance services (3.0%), electricity, gas, water and waste services (2.7%), education and training (2.6%), transport, postal and warehousing (2.4%), retail trade (1.9%), rental, hiring and real estate services (1.8%), manufacturing (1.5%), administrative and support services (1.5%), information, media and telecommunications (1.2%), construction (0.5%), while flat growth was recorded in public administration and safety, and arts and recreation services.  Several industries contracted during 2009-10, including other services (-1.1%), agriculture, forestry and fishing (-1.2%) and accommodation and food services (-2.1%).

The following table identifies the income components of GDP on a current price basis for each of the 2005-06, 2006-07, 2007-08, 2008-09 and 2009-10 fiscal years.

Table 8:  Income Components of Gross Domestic Product (Current Prices)
	2005-06	2006-07	2007-08	2008-09	2009-10
	(A$ millions)
Compensation of employees
Wages and salaries	432,934	477,441	518,839	537,441	548,775
Employers' social contributions(a)	54,223	59,796	64,726	67,022	68,607
Total compensation of employees	487,157	537,237	583,565	604,463	617,382

Gross operating surplus
Non-financial corporations
Private non-financial corporations	180,245	197,060	216,515	246,979	246,429
Public non-financial corporations	20,810	16,663	13,177	13,597	14,405
Total non-financial corporations	201,055	213,723	229,693	260,575	260,834

Financial corporations	39,799	47,852	60,782	62,911	61,428
Total corporations	240,854	261,575	290,475	323,486	322,262

General government	21,422	22,848	24,023	26,314	26,924
Dwellings owned by persons	60,851	64,123	71,918	83,083	91,363
Total gross operating surplus	323,127	348,546	386,416	432,883	440,549

Gross mixed income	84,484	90,584	92,714	98,592	102,528

Total factor income	894,768	976,367	1,062,695	1,135,938	1,160,459

Taxes less subsidies on production and imports	106,672	115,266	123,045	119,303	123,807
Statistical discrepancy	0	0	0	0	403

Gross domestic product	1,001,440	1,091,633	1,185,740	1,255,241	1,284,670
(a) Includes contributions to superannuation made by employers and payments of workers' compensation premiums.
Source: ABS Catalogue No. 5204.0.

For the income components of GDP in 2009-10, there was growth in compensation of employees of 2.1% and growth in gross operating surplus ("GOS") of 1.8%.  The growth in GOS in 2009-10 was driven by growth in dwellings owned by persons (10.0%) and growth in public non-financial corporations GOS (5.9%).

Prices

Headline inflation was 2.8% through the year to the September quarter 2010, down from 3.1% through the year to the June quarter 2010 and 2.9% through the year to the March quarter 2010 and up from 2.1% through the year to the December quarter 2009.  Over the year to the September quarter 2010, the increase in prices was mainly due to increases in the prices of housing, alcohol and tobacco, financial and insurance services and food.  For further information about the Reserve Bank of Australia's medium-term inflation target, see "Currency, Monetary and Banking System—Monetary Conditions" in this Description of the Commonwealth of Australia.

The following table details the through the year change for the consumer price index and the implicit price deflator for non-farm gross domestic product to the final (June) quarter of each of the fiscal years 2005-06, 2006-07, 2007-08, 2008-09 and 2009-10.

The implicit price deflator for non-farm gross domestic product corresponds to a broader set of prices in the economy than the consumer price index, including non-consumption goods and services, such as those used by businesses, and exports.

Table 9:  Prices
	All Groups Consumer Price Index (original)(a)	Implicit Price Deflator for Non-farm Gross Domestic Product (original)(b)
Year (a):
2005-06	4.0	5.0
2006-07	2.1	5.3
2007-08	4.5	4.6
2008-09	1.5	4.7
2009-10	3.1	0.1
(a) Percentage change to the June quarter of each period from the previous June quarter. (b) Precentage change on preceeding year.
Source: ABS Catalogue No. 6401.0, 5204.0.

Wages

The preferred measure of wages in Australia is the wage price index, which measures changes in the price of a unit of labour unaffected by changes in the quality or quantity of work performed.

Annual wages growth has been elevated since the beginning of 2005 but has remained below 4½% throughout this period.  This is despite the fact that wage growth has been strong in industries (mining and construction) and States (Western Australia and Queensland) associated with the resources boom.

The following table details the through the year change for the wage price index to the final (June) quarter of each of the fiscal years 2005-06, 2006-07, 2007-08, 2008-09 and 2009-10.

Table 10:  Wages
Wage Price Index
(Percentage change through the year, seasonally adjusted)
Year (a):
2005-06	4.2
2006-07	4.0
2007-08	4.2
2008-09	3.8
2009-10	3.0
(a) Percentage change to the June quarter of each period from the previous June quarter.
Source: ABS Catalogue No. 6345.0.

The 2010-11 MYEFO forecast the wage price index to rise to 3¾% through the year to June quarter 2011 and 4% through the year to the June quarter 2012.

Labour market

The Australian labour market has been remarkably resilient in the face of the global downturn and is now staging a rapid recovery.   In the twelve months to June 2010, employment rose by around 311,000 persons.  After peaking at 5.8% in June 2009, the unemployment rate fell to 5.1% in June 2010.

The following table identifies key labour force statistics as at the June quarter in each of the referenced years.

Table 11:  Labour force statistics(a)
	June quarter 2006	June quarter 2007	June quarter 2008	June quarter 2009	June quarter 2010
Total Employment ('000)	10,211	10,546	10,861	10,927	11,186
Total Unemployment ('000)	520	473	480	657	616
Unemployment Rate (%)	4.8	4.3	4.2	5.7	5.2
(a) As at the June quarter; calculated as an average over the quarter.
Source: ABS Catalogue No. 6202.0.

The 2010-11 MYEFO forecast employment growth of 2½% through the year to the June quarter 2011 and 2% through the year to the June quarter 2012.  The unemployment rate is forecast to reach 4½% by the June quarter 2012.  The 2010-11 MYEFO forecast the participation rate to be 65½% in the June quarter 2011 and 2012.

ECONOMIC OUTLOOK

Commonwealth Responses to the Global Financial Crisis

The Government of Australia and the Reserve Bank of Australia engaged in substantial fiscal and monetary policy responses to the global financial crisis.

Between September 2008 and April 2009, the Reserve Bank of Australia reduced its target cash rate by a cumulative 425 basis points (and since October 2009 has gradually increased its target cash rate).  For further information regarding the Reserve Bank of Australia's target cash rate, see "Currency, Monetary and Banking System—Monetary Conditions" in this Description of the Commonwealth of Australia.

The Australian Government announced a number of fiscal stimulus measures, including:

•	the Government's Economic Security Strategy, a $10.4 billion discretionary fiscal stimulus package announced on 14 October 2008, focused on household consumption and dwelling investment;

•	the Council of Australian Governments' $15.2 billion job creation stimulus package announced on 29 November 2008;

•
the Government's $4.7 billion Nation Building package announced on 12 December 2008, providing for investment in road, rail and education infrastructure, as well as tax changes encouraging capital investment by Australian businesses;

•
the Government's $42 billion Nation Building and Jobs Plan announced on 3 February 2009, providing for payments to low- and middle-income Australians, investment in schools, housing, energy efficiency, community infrastructure and roads and support to small businesses; and

•
the Government's $22 billion Nation Building Infrastructure package announced on 12 May 2009, investing in the quality, adequacy and efficiency of transport, communications, energy, education and health infrastructure across Australia.

In addition, in April 2009 the Australian Government established a new company, NBN Co Limited ("NBN Co"), to build and operate a new National Broadband Network.  For further information regarding the National Broadband Network, see "Major Industries—Information Media and Telecommunications—Telecommunications" and "Government Finance—Commonwealth Investment in the National Broadband Network" in this Description of the Commonwealth of Australia.

Other action the Australian Government has taken to promote financial system stability and ensure the continued flow of credit throughout the economy includes implementation of:

•	the Financial Claims Scheme establishing:

	–	measures under Division 2AA of the Banking Act 1959 (Cth) to:

		:	protect account-holders' deposits made with eligible ADIs (other than foreign ADIs), and interest accrued on such deposits, to a total maximum value of $1,000,000 per account-holder per ADI; and

		:	facilitate prompt payout of deposits protected under the Financial Claims Scheme to account-holders in the event that an ADI fails; and

–
measures under Part VC of the Insurance Act 1973 (Cth) to facilitate the payment of moneys payable under valid claims made by eligible claimants against a general insurer that has become insolvent; and

•	the Guarantee Scheme for Large Deposits and Wholesale Funding, which we refer to as the "ADI Guarantee Scheme", a voluntary scheme allowing:

–
ADIs (other than foreign ADIs) to apply to have deposit balances of greater than $1,000,000 per customer per ADI and certain non-complex senior unsecured debt instruments with maturities of up to 60 months; and

–
foreign ADIs to apply, subject to satisfaction of certain conditions, to have certain deposits held by Australian residents at call or with maturities up to and including 31 December 2009 and certain non-complex senior unsecured short-term debt instruments having maturities up to 15 months, in each case that satisfied the eligibility criteria set out in the scheme rules relating to the ADI Guarantee Scheme, guaranteed by the Commonwealth of Australia.  The ADI Guarantee Scheme closed to new issuance of wholesale liabilities and acceptance of additional deposit funds on 31 March 2010.

For further information regarding the ADI Guarantee Scheme and the Financial Claims Scheme, see "Government Finance—Guarantees and Other Contingent Liabilities—Commonwealth Initiatives to Enhance the Stability of the Australian Financial System" and "Currency, Monetary and Banking System—Regulation of the Financial System—Australian Prudential Regulation Authority—APRA's Main Powers" in this Description of the Commonwealth of Australia.

In addition, on 24 July 2009, in order to support the capacity of Australian State and Territory governments to access credit markets, the Government of the Commonwealth of Australia implemented the Australian Government Guarantee of State and Territory Borrowing, which we refer to as the "State Guarantee Scheme".  The State Guarantee Scheme will close to new issuance of guaranteed liabilities on 31 December 2010.  For further information with respect to the guarantee of the liabilities of States and Territories in respect of specific debt securities issued in respect of borrowing of such State or Territory, see "Government Finance—Guarantees and Other Contingent Liabilities—Commonwealth Guarantee of State and Territory Borrowing" in this Description of the Commonwealth of Australia.

Forecasts for the Australian Economy

The Australian economy is growing solidly as a self-sustaining private sector recovery takes hold.  Output and incomes growth are strengthening and unemployment is falling.  However, these positive developments are taking place against the backdrop of an uncertain global economic environment.  The potential for a renewed deterioration in the major advanced economies and transmission of weakness to the developing world presents considerable risks to the domestic economic outlook.

Notwithstanding these risks, the world economy is forecast to continue growing at a solid pace.  While growth in the major advanced economies is expected to slow, the emerging economies of Asia are continuing to grow strongly.  As a result, Australia’s major trading partners are expected to grow at their fastest pace in over 20 years.  This is boosting global demand for non-rural commodities and driving Australia’s terms of trade to around record highs.  Terms of trade are expected to increase by 15½% in 2010-11, before falling by 4½% in 2011-12.  This is expected to provide substantial impetus to domestic growth, supporting rising incomes and activity, underpinned by strong growth in exports and business investment.

The Australian economy is expected to grow above trend over the forecast period and, with an already tight labour market, reach capacity within the next year or so.  Consequently, inflation is forecast to rise over the forecast period, although the withdrawal of monetary and fiscal stimulus and appreciation of the Australian dollar is expected to moderate demand and inflationary pressures.

Australia's GDP is forecast to grow by 3¼% in 2010-11 and 3¾% in 2011-12, reflecting strong business investment, rising commodity exports and robust income growth supporting household consumption.

The solid growth in the economy has been reflected in strong employment growth, which is expected to continue.  Employment is forecast to grow by 2½% in 2010-11 and a further 2% in 2011-12.  The unemployment rate is expected to fall to 4¾% in the June quarter 2011 and 4½% in the June quarter 2012.

The high terms of trade are supporting stronger growth in real activity, driving up business investment and exports in both 2010-11 and 2011-12, particularly in the mining sector.  The mining industry is planning a significant increase in investment in 2010-11, pushing business investment to near 40-year highs as a percentage of GDP.  New engineering construction is expected to grow by over 16% in 2010-11 and 21% in 2011-12, underpinned by liquefied natural gas projects.  The strength in the mining sector is also expected to drive higher levels of investment in new machinery and equipment.  The anticipated surge in investment is expected to expand the economy's capacity over time and underpin a projected increase of around $80 billion in the value of non-rural commodity exports over the next five years to more than $200 billion per annum.

The tight labour market and the pick-up in aggregate demand associated with the higher terms of trade is expected to also have implications for inflation, with the Australian Government's most recent estimates of the non-accelerating inflation rate of unemployment (the rate of unemployment at which inflation pressures start to emerge) ranging between 4½% and 5%.

Headline and underlying inflation are expected to rise over the forecast period, reaching 3% in through the-year terms in the June quarter of 2012.

Demand and inflationary pressures, while building, are expected to be moderated through tighter macroeconomic policy settings and the stabilising effects of the exchange rate. The Reserve Bank of Australia has withdrawn monetary stimulus, and the Australian Government's withdrawal of the fiscal stimulus is expected to reduce GDP growth by 1 percentage point in 2010-11 and ½ of a percentage point in 2011-12. The significant appreciation of the Australian dollar is expected to be a contractionary influence on the economy, further dampening price pressures (with flow through consequences for budget revenues).

Australia’s major trading partners are forecast to grow 6% in 2010 and over 4% in each of the next two years, underpinned by robust growth in China, India and other key Asian economies.  This strong regional growth is expected to provide strong support for the Australian economy even as the rest of the global economy struggles.

Notwithstanding this positive domestic outlook, risks surrounding the global economy remain, particularly due to increased concerns over the durability of the US recovery, a weakening in prospects for Japan and the potential for renewed stress in the euro area.

Among some major advanced economies there is a risk that planned fiscal consolidations in 2011 could threaten recovery given that growth in these countries has largely been driven by policy stimulus, an inventory rebound, and exports.  Further, the capacity of advanced economies to respond to any substantial slowing in growth is constrained by weak fiscal positions and monetary policy interest rates that are already effectively zero.

Were the global economy to falter, it is likely that Australia would be affected through both financial and trade channels, including through lower prices for key commodity exports.  Australia's terms of trade and income growth are heavily influenced by the prices of several key non-rural commodities that are currently trading around record levels and are highly sensitive to demand from the Asian region.  While demand from Asia is expected to remain strong, a sudden decline in these commodity prices would have major negative implications for national income and activity.  Furthermore, there is considerable short-term volatility in spot commodity prices and uncertainty about the timing, pace and extent of their decline as increased global supply capacity comes on line.

Table 12: Domestic economy forecasts(a)
	Outcomes(b)	Forecasts
	2009-10	2010-11		2011-12
		Budget	MYEFO	Budget	MYEFO
	(Percentages)
Panel A - Demand and output(c)
Household consumption	2.1	3½	4	4	3½
Private investment
Dwellings	1.1	7½	4½	4	3
Total business investment(d)	-4.7	7	8	12½	13
Non-dwelling construction(d)	-7.8	8	8	14½	13½
Machinery and equipment(d)	-4.4	6	7	13	15
Private final demand(d)	0.7	4½	4¾	6	5¾
Public final demand(d)	7.1	1	1½	-½	-¼
Total final demand	2.2	3¾	4	4½	4¼
Change in inventories(e)	0.2	½	0	0	0
Gross national expenditure	2.4	4¼	4¼	4¾	4¼
Exports of goods and services	5.5	5	7	6	5
Imports of goods and services	5.3	9	11	8½	8
Net exports(e)	0.1	-1	-1	-¾	-¾
Real gross domestic product	2.3	3¼	3¼	4	3¾
Non-farm product	2.3	3½	3¼	4	4
Farm product	-1.5	1	10	2	-6
Nominal gross domestic product	2.3	8½	9	5¾	5
Panel B - Other selected economic measures
External accounts
Terms of trade	-4.8	14¼	15½	-3¾	-4½
Current account balance (% of GDP)	-4.3	-3¾	-2¾	-5	-4¼
Labour market
Employment (labour force survey basis)(f)	2.4	2¼	2½	2	2
Unemployment rate (%)(g)	5.2	5	4¾	4¾	4½
Participation rate (%)(g)	65.3	65½	65½	65½	65½
Prices and wages
Consumer Price Index(h)	3.1	2½	2¾	2½	3
Gross non-farm product deflator	0.1	5	5¾	1¾	1¼
Wage Price Index(f)	3.0	3¾	3¾	4	4
(a)	Percentage change on preceding year unless otherwise indicated.
(b)	Calculated using original data from ABS Catalogue No. 5204.0, unless otherwise indicated.
(c)	Chain volume measures, except for nominal gross domestic product, which is in current prices.
(d)	Excluding second-hand asset sales from the public sector to the private sector.
(e)	Percentage point contribution to growth in GDP.
(f)	Seasonally adjusted, through the year growth rate to the June quarter 2010, 2011 and 2012.
(g)	Seasonally adjusted for the June quarter 2010, 2011 and 2012.
(h)	Through the year growth to the June quarter 2010, 2011 and 2012.
Source: ABS Catalogue No. 5204.0, 5302.0, 6202.0, 6345.0, 6401.0; unpublished ABS data; Treasury.

The above estimates are based on forecasts of the economic outlook by the Treasury of the Commonwealth of Australia.  Treasury generally conducts two major rounds of forecasting each year, in connection with the Budget each May and the Mid-Year Economic and Fiscal Outlook issued between October and January.  Additional forecast updates, the July 2010 Economic Statement and the 2010 PEFO, were released in response to rapid changes in Australia's terms of trade and the issue of the writ for a general election, respectively.

Treasury's forecasting approach encompasses a broad range of information.  The national accounts form the framework for the forecasting exercise.  Insight is also gathered from liaison visits with large, medium and small businesses, industry organisations and State Treasuries and Treasury's International Economy Division's latest assessment of the world outlook.  Any changes to fiscal policy are also incorporated.

The forecasts are based on several technical assumptions. It is assumed that interest rates will rise in line with market expectations over 2010-11 and 2011-12, and that exchange rates and oil prices will remain around recent average levels.

Treasury's Domestic Economy Division assesses the implications of these inputs using a mix of single-equation econometric models, partial indicators, leading indicators, business surveys and advice from specialist agencies.  Forecasting judgments are informed by economic theory and assessments of recent economic analysis.  Forecasts are discussed both within Treasury and with other government agencies.

MAJOR INDUSTRIES

In 2009-10, the industry with the largest share of gross value added (at basic prices) was financial and insurance services, with a share of 11.0%.  Mining ranked second, with a share of 10.1%.

The following table identifies the percentage of gross value added by industry at basic prices for each of the 2005-06, 2006-07, 2007-08, 2008-09 and 2009-10 fiscal years.

Table 13:  Percentage of Gross Value Added (Basic Prices)
Industry	2005-06	2006-07	2007-08	2008-09	2009-10
	(Percentages)
Agriculture, forestry and fishing	2.4	2.0	2.0	2.4	2.3
Mining	9.4	9.9	9.7	9.8	10.1
Manufacturing	10.3	10.1	10.1	9.3	9.3
Electricity, gas, water and waste services	2.3	2.2	2.1	2.2	2.2
Construction	7.2	7.4	7.6	7.7	7.5
Wholesale trade	4.8	4.8	4.7	4.7	4.8
Retail trade	4.5	4.6	4.7	4.6	4.6
Accommodation and food services	2.5	2.5	2.4	2.3	2.2
Transport, postal and warehousing	5.1	5.2	5.3	5.1	5.1
Information media and telecommunications	3.2	3.2	3.3	3.3	3.2
Financial and insurance services	10.0	10.7	11.1	10.9	11.0
Rental, hiring and real estate services(a)	3.3	3.0	2.8	2.8	2.8
Professional, scientific and technical services	6.5	6.3	6.3	6.4	6.5
Administrative and support services	2.5	2.6	2.6	2.5	2.5
Public administration and safety	5.2	5.2	5.0	5.2	5.1
Education and training	4.4	4.4	4.3	4.3	4.3
Health care and social assistance	5.7	5.7	5.8	6.0	6.1
Arts and recreation services	0.8	0.8	0.8	0.8	0.8
Other services	1.9	1.8	1.8	1.8	1.7
Ownership of dwellings	7.9	7.8	7.8	7.8	7.9
Gross value added at basic prices	100	100	100	100	100
(a) Excludes ownership of dwellings.
Source: ABS Catalogue No. 5204.0.

The table below identifies employment share by industry for each of the 2005-06, 2006-07, 2007-08, 2008-09 and 2009-10 fiscal years.

Table 14:  Employment share by industry
Industry	2005-06	2006-07	2007-08	2008-09	2009-10
	(Percentages)
Agriculture, forestry and fishing	3.5	3.4	3.3	3.3	3.3
Mining	1.3	1.3	1.4	1.6	1.6
Manufacturing	10.2	9.9	9.9	9.4	9.1
Electricity, gas, water and waste services	1.1	1.0	1.1	1.3	1.2
Construction	8.7	9.1	9.1	9.2	9.1
Wholesale trade	3.7	3.9	3.7	3.7	3.8
Retail trade	11.7	11.4	11.6	11.3	10.8
Accommodation and food services	6.7	6.7	6.6	6.6	6.8
Transport, postal and warehousing	5.0	5.0	5.2	5.5	5.2
Information media and telecommunications	2.4	2.4	2.2	2.1	1.9
Financial and insurance services	3.8	3.9	3.8	3.7	3.6
Rental, hiring and real estate services	1.9	1.9	1.9	1.8	1.7
Professional, scientific and technical services	7.1	7.2	7.3	7.2	7.6
Administrative and support services	3.5	3.4	3.3	3.2	3.4
Public administration and safety	6.1	6.2	5.9	6.2	6.2
Education and training	7.4	7.2	7.4	7.4	7.5
Health care and social assistance	10.3	10.3	10.3	10.6	11.0
Arts and recreational services	1.8	1.7	1.8	1.9	1.8
Other services	4.1	4.0	4.3	4.2	4.1
Total	100	100	100	100	100
Source: ABS Catalogue No. 6291.0.55.003.

Rental, Hiring and Real Estate Services

Rental, hiring and real estate services includes companies mainly engaged in renting, hiring, or otherwise allowing the use of tangible or intangible assets (except copyrights) and companies providing related services.  The major portion of this division comprises companies that rent, hire, or otherwise allow the use of their own assets by others.  The assets may be tangible, as in the case of real estate and equipment, or intangible, as in the case with patents and trademarks.

This category also includes companies engaged in providing real estate services such as selling, renting and/or buying real estate for others, managing real estate for others and appraising real estate.

Rental, hiring and real estate services contributed 2.8% of gross value added (at basic prices) in 2009-10.

Manufacturing

The manufacturing industry has historically been the largest industry in Australia.  However, the gross value added contribution of manufacturing (at basic prices) has been decreasing over the past three decades.  In the late 1970s, manufacturing value added contributed around 17% of gross value added (at basic prices), while in 2009-10 the manufacturing industry contributed 9.3% of gross value added (at basic prices).  Although the manufacturing industry currently contributes a smaller percentage of gross value added (at basic prices) than it did twenty years ago, output in the industry has had an upward trend over the same time period.

The manufacturing sector accounted for around 9.1% of total employment in 2009-10.

The following table provides a breakdown of gross value added (chain volume measures) by the manufacturing industry for each of the 2005-06, 2006-07, 2007-08, 2008-09 and 2009-10 fiscal years.

Table 15: Industry Value Added (Chain Volume Measures)
Industry Subdivision	2005-06	2006-07	2007-08	2008-09	2009-10
	(A$ millions)
Food, beverage and tobacco products	22,743	22,973	22,945	22,228	23,755
Textile, clothing and other manufacturing	6,153	6,096	6,381	5,720	4,704
Wood and paper products	8,309	8,080	7,768	7,176	7,442
Printing and recorded media	5,484	5,536	5,676	4,683	4,486
Petroleum, coal, chemical and rubber products	20,979	20,608	21,113	18,995	19,660
Non-metallic mineral products	5,424	5,551	5,801	5,764	5,658
Metal products	20,048	22,024	24,521	23,738	22,990
Machinery and equipment	21,671	21,659	22,375	21,099	22,361
Total	109,798	111,869	116,306	109,403	111,057
Source: ABS Catalogue No. 5204.0.

Ownership of Dwellings

Ownership of dwellings consists of landlords and owner-occupiers of dwellings.  Owner-occupiers are regarded as operating a business that generates a gross operating surplus.  The imputation of rent to owner-occupied dwellings enables the services provided by dwellings to their owner-occupiers to be treated consistently with the marketed services provided by rented dwellings to their tenants.  Owner-occupiers are regarded as receiving rents (from themselves as consumers), paying expenses and making a net contribution to the value of production that accrues to them as owners.  Ownership of dwellings contributed 7.9% of gross value added (at basic prices) in 2009-10.

Mining

In 2009-10, mining accounted for 10.1% of gross value added (at basic prices).  However, in 2009-10, exports of mining (non-rural) commodities accounted for 52.7% of total exports by value.

The gross value of mine production for 2009-10 was $133.0 billion, an 14.4% decrease over the previous year.  Private mineral and petroleum exploration expenditure increased to $5.7 billion in 2009-10 (at current prices).

In 2009, Australia was the world's largest exporter of metallurgical coal and iron ore and the second largest exporter of thermal coal.  Australia's export earnings from non-rural commodities were $133.9 billion in 2009-10 (at current prices).

Private (real) new capital expenditure in the mining sector was $34.5 billion in 2009-10, 6.1% lower than in 2008-09.  In the September quarter 2010, the mining sector, including services, employed around 198,100 people directly, around 1.6% of the work force.  These sectors generate further manufacturing jobs downstream in smelting and refining, basic metal fabrication, non-metallic mineral products, petroleum, coal and basic chemical products and electricity and gas.

Over recent years strong commodity prices have provided significant stimulus to Australian economic growth and national incomes.  By 2008-09, strong investment activity in the mining sector resulted in business investment reaching a four decade high as a share of GDP.

The sharp reduction in global demand as a result of the global financial crisis saw commodity prices fall substantially, with the prices for key bulk commodities declining from their records highs in mid-2008.  Bulk commodity prices staged a marked recovery over the second half of 2009 and the first few months of 2010, driven by strong growth in emerging Asia.  Bulk commodity spot prices have declined slightly since April 2010, but still remain at high levels.

Looking ahead, higher commodity prices are expected to elicit strong business investment growth, supported by a number of large engineering projects, such as the Gorgon LNG (liquefied natural gas) project off the coast of Western Australia.  In 2011-12 business investment as a share of nominal GDP is expected to reach 17%. This compares to pre‑commodity boom levels of around 13.2% from 1994-95 to 2003-04.

On 2 July 2010, the Australian Government proposed a new Minerals Resource Rent Tax ("MRRT") regime, which would apply to all existing and new iron ore and coal projects in Australia from 1 July 2012, and the extension of the existing Petroleum Resource Rent Tax ("PRRT") regime to all Australian onshore and offshore oil and gas projects, including the North West Shelf, commencing on 1 July 2012.  If enacted, the proposed MRRT and the extended PRRT would provide resource entities with a credit for State and Territory royalties and resource taxes paid.  For further information with respect to the proposed MRRT and the proposed extension to the PRRT, see "Government Finance—Taxation—Indirect Taxation—Resource taxes and royalties".

Construction

The construction industry contributed 7.5% of gross value added (at basic prices) in 2009-10.  Over the last 20 years, value added in volume terms has grown on average by around 3.8% each year.  The industry tends to experience peaks and troughs due to factors such as changing interest rates, property speculation and fiscal policy.

In 2000-01, there was a large fall in output as a substantially large amount of building activity was brought forward to avoid the introduction of the GST.  Since 2001-02, value added has grown strongly, buoyed by the terms of trade boom and growth in house prices.

Employment in the construction industry was approximately 1 million persons in the September quarter 2010.  Since 2000-01, employment in construction has grown strongly, with its share in total employment rising from 7.4% to 9.1% in 2009-10, making it the third largest employer among industries.

Professional, Scientific and Technical Services

Professional, scientific and technical services include scientific research, architecture, engineering, computer systems design, law, accountancy, advertising, market research, management and other consultancy services, veterinary science and professional photography.  This category excludes firms mainly engaged in providing health care and social assistance services.  Professional, scientific and technical services contributed 6.5% of gross value added (at basic prices) in 2009-10.

Financial and Insurance Services

Companies in the financial and insurance services industry provide a range of services, including the creation, liquidation or change in ownership of financial assets, as well as facilitating financial transactions.  The sector contributed 11.0% of gross value added (at basic prices) in 2009-10, a proportion that has increased since deregulation during the 1980s.

However, the stability of the sector's share of gross value added hides rapid change within the industry.  The advent of internet banking, ATM machines and credit scoring have prompted massive investment in computer software and machinery and equipment (computers), and far less construction (new branches and outlets).  These innovations most likely explain a trend decline in the wage share of total finance and insurance income over the past two decades.

Key trends and developments in the insurance sector in recent years include significant improvements in the risk management capabilities of both the prudential regulator and industry participants and significant industry consolidation, with the largest four insurance groups now accounting for around 70% of insurance premiums.

Health Care and Social Assistance

The health care and social assistance industry comprises hospitals, medical and other health care services, residential care services and social assistance services.  Health care and social assistance contributed 6.1% of gross value added (at basic prices) in 2009-10.

Retail Trade

Retail trade is one of the larger industries in Australia.  The industry comprises firms mainly engaged in the purchase or onselling, the commission based buying and the commission based selling of goods, without significant transformation, to the general public.  Retail trade contributed 4.6% of gross value added (at basic prices) in 2009-10.

Transport, Postal and Warehousing

The efficiency and competitiveness of the Australian economy is significantly influenced by the transport system, which is a strategic network industry.  The transport, postal and warehousing sector accounted for approximately 5.1% of gross value added (at basic prices) in 2009-10.  The Bureau of Infrastructure, Transport and Regional Economics estimates that the Australian freight task will almost double between 2005 and 2020.  Passenger transport is also expected to increase significantly, particularly in urban areas.  This will require investment in additional transport infrastructure and improvements in the utilisation of existing and new infrastructure.

Wholesale Trade

The wholesale trade industry consists of basic materials, machinery, motor vehicles, grocery, liquor, tobacco and other goods wholesaling and commission-based wholesaling.  The 1990s saw strong growth in the wholesale trade sector.  This increase in value added came from substantial rationalisation within the industry, a wider uptake of technology amongst firms and the increased use of new inventory management techniques, such as 'just-in-time' processing.  Wholesale trade contributed 4.8% of gross value added (at basic prices) in 2009-10.

The public sector in Australia provides those transport services (operations and infrastructure) that involve public good characteristics and generally are not commercially attractive.  The public sector also provides the regulatory frameworks to support a safe, fair and efficient transport sector.  The major airports have all been privatised.  The private sector also has a significant infrastructure role in rail and ports sectors.

Education and Training

The education and training services industry is a labour-intensive, service-based sector, with a large and well educated workforce.  The education and training services industry's share of gross value added (at basic prices) was 4.3% in 2009-10 and has remained fairly stable over the past five years.  The education industry is dominated by the public sector, with both Commonwealth and State governments responsible for key education services across the economy, including the provision of primary, secondary and tertiary education and, increasingly, early childhood education.

Administration and Support Services

The administrative and support services industry includes firms mainly engaged in performing routine support activities for the day-to-day operations of other businesses or organisations.  This mainly consists of office administration, hiring and placing personnel for others, preparing documents, taking orders for clients by telephone, providing credit reporting or collecting services and arranging travel and travel tours.  Other services include building and other cleaning services, pest control services, gardening services and packaging products for others.  Administration and support services contributed 2.5% of gross value added (at basic prices) in 2009-10.

Public Administration and Safety

Public administration and safety includes companies mainly engaged in central, state or local government legislative, executive and judicial activities.  This includes enforcing regulations as well as providing physical, social, economic and general public safety and security services.  Public administration and safety contributed 5.1% of gross value added (at basic prices) in 2009-10.

Agriculture, Forestry and Fishing

The agriculture, forestry and fishing industry contributed 2.3% of gross value added (at basic prices) in 2009-10. Historically, the contribution of this industry to the Australian economy has been trending downwards, though the absolute size of the industry continues to grow.  The industry is dominated by agriculture, with forestry and fishing making up 16.2% of industry output in 2009-10 based on gross value added (chain volume measures). Agricultural production has now returned to levels typical of normal seasonal conditions, after growing strongly following a period of drought.  Export growth was correspondingly quite strong in response to the recovery in farm production and has since settled to more a modest pace.

The following table presents production data of Australia's principal rural commodities for each of the 2005-06, 2006-07, 2007-08, 2008-09 and 2009-10 fiscal years.

Table 16:  Principal Rural Commodities - Gross values and volumes of Australian production
	2005-06		2006-07		2007-08		2008-09		2009-10
Commodities	A$m	kt	A$m	kt	A$m	kt	A$m	kt	A$m	kt
Wool	2,054	520	2,282	502	2,309	459	1,806	420	2,124	382
Meat	11,960	3,909	12,335	4,147	12,102	4,061	12,983	3,997	13,111	3,935
Wheat	5,099	25,150	2,619	10,822	5,292	13,569	5,894	21,420	5,250	21,656
Sugar cane(a)	1,032	37,128	1,221	36,397	861	32,621	1,021	30,284	1,526	31,457
Cottonseed and lint	995	1,441	542	689	254	321	693	795	876	934
Milk(b)	3,341	10,089	3,178	9,583	4,572	9,223	3,988	9,388	3,363	9,016
Notes::	kt = kilotonne. NA = Not available.
(a)	Cut for crushing.
(b)	Units of measurement: ML.
Source:  Australian Bureau of Agricultural and Resource Economics, Australian Commodities, Vol 17 No. 3, September quarter 2010 (pages 612, 613, 615 and 616).

Electricity, Gas, Water and Waste Services

The electricity, gas, water and waste services industry contributed 2.2% of gross value added (at basic prices) in 2009-10.  Electricity is the largest part of this industry and contributes 55.6% to industry value added (chain volume measures).  Water and waste services account for 37.1% of industry value added (chain volume measures) and gas contributes 7.3% to gross value added (chain volume measures).  Prior to 1990, the industry was highly regulated and most utilities operated as monopolies.  The electricity industry was vertically integrated in most, if not all jurisdictions, with single companies responsible for generation, transmission, distribution and retail.  Significant reforms occurred in the three sectors over the 1990s.  However, different jurisdictions approached deregulation on different time frames.  Some of the reforms included corporatisation, privatisation and the structural separation of electricity utilities.  These reforms have continued into the current decade.  The electricity sector value-added in volume terms has grown by 2.1% per year on average between 1985-86 and 2009-10.

Electricity

The energy market in Australia has undergone significant reform since the 1990s, which has increased investment and improved productivity.  The reforms have included: disaggregating elements of the electricity supply chain; introducing competition in electricity generation and retailing; and corporatising, and, in some States, privatising electricity assets.  The creation of the National Electricity Market has also allowed electricity trading between Queensland, New South Wales, Victoria, South Australia, Tasmania and the Australian Capital Territory through a wholesale electricity pool.

In 2006, the Council of Australian Governments ("COAG") agreed to energy market reforms to enhance governance, improve transmission planning and assist the development of more effective energy financial markets.  In 2007, COAG also agreed to establish a national energy market operator for electricity and gas with a national planning function.

Australia's electricity prices, although having risen in recent years, remain low by world standards largely due to substantial natural resources.  In 2008, average electricity prices in capital cities were generally lower than in many OECD countries, including the United Kingdom, Spain and Italy.

Australia has about 250 large electricity generators, of which around 200 are in the National Electricity Market jurisdictions in eastern and southern Australia.  The National Electricity Market supplies electricity to approximately 8.8 million residential and business customers using an extensive electricity distribution network covering approximately 750,000 kilometres.  In 2008-09, the market generated around 208 terawatt hours of electricity with a turnover of $9.4 billion.  The generation sector uses a variety of fuel sources to produce electricity.  Black and brown coal accounted for around 60% of registered generation capacity across the National Electricity Market in 2008-09, followed by gas-fired generation (20%) and hydroelectric generation (17%).

Electricity generation in Australia is emissions intensive due to the predominance of coal.  The Government has committed to policies aimed at addressing climate change.  In August 2009, the Parliament passed amendments to existing renewable energy legislation, expanding the Renewable Energy Target Scheme (the "RET") to ensure that the equivalent of at least 20% of Australia's electricity supply will come from renewable sources by 2020.  On 24 June 2010, the Parliament passed legislation to separate the RET into two parts – the Large-scale Renewable Energy Target ("LRET"), covering large-scale renewable energy projects, such as wind farms, commercial solar projects and geothermal projects, and the Small-scale Renewable Energy Scheme ("SRES"), covering small generation units and small-scale technologies, such as solar panels and solar water heaters.  Under the RET legislation, from 1 January 2011 liable entities (e.g., wholesale purchasers of electricity) will need to meet obligations under both the LRET and SRES by acquiring and surrendering Renewable Energy Certificates created from both large- and small-scale renewable energy technologies or paying a shortfall charge for the relevant shortfall quantity.  This policy is expected to lead to significant new investment in renewable based electricity generation and transmission.

In December 2008, the Australian Government announced its intention to introduce emissions trading through the Carbon Pollution Reduction Scheme ("CPRS") from 1 July 2010.  In May 2009, the Australian Government deferred the commencement of the CPRS until 1 July 2011 to help Australian companies manage the impacts of the global recession.  The Government subsequently decided that in the absence of Parliamentary support it would not be able to commence the CPRS on 1 July 2011.  In September 2010, the Government formed a Multi-Party Climate Change Committee, consisting of climate change experts and Australian Labor Party, Australian Greens and independent members of Parliament, to build consensus on how Australia will tackle climate change and explore options for the introduction of a carbon price.

The Australian Government remains committed to the previously announced bipartisan target of reducing Australia's greenhouse gas emissions by 5% below 2000 levels by 2020.

Information Media and Telecommunications

The information media and telecommunications industry, which comprises publishing, broadcasting, motion picture and sound recording, internet, telecommunications and library services, contributed 3.2% of gross value added (at basic prices) in 2009-10.

Telecommunications

The Australian telecommunications market has been open to full competition since 1 July 1997.  Since that time, the telecommunications sector has developed into a more dynamic and innovative market, with businesses and households benefiting from lower prices and more variety of carriers.

The telecommunications sector is subject to a number of regulatory mechanisms at the retail level.  A Universal Service Obligation ("USO") is placed on the telecommunications industry to ensure that all people in Australia have reasonable access to basic telephone services, on an equitable basis.  Funding of the USO is provided by all licensed telecommunications carriers.  On 20 June 2010, the Australian Government announced that it intends to  establish a new company, USO Co, to deliver the USO.  USO Co is expected to operate from 1 July 2012.  USO Co would be jointly funded by the Commonwealth and industry, including wholesale providers such as NBN Co.  The establishment of USO Co may require Parliamentary approval.

Telecommunications-specific competition provisions are contained in Parts XIB and XIC of the Trade Practices Act 1974 (Cth) (the "TPA").  These provisions are based on, but do not exactly mirror, generic competition laws.

•	Part XIB of the TPA establishes an anti-competitive conduct regime for telecommunications markets, which applies in addition to the general competition provisions under Part IV of the TPA.

•	Part XIC of the TPA establishes an industry specific regime for regulated access to bottleneck carriage services and provides the core access arrangements for the telecommunications industry.

This competition framework has had a number of important benefits for consumers.  For example, access to Telstra Corporation Limited's copper local loop network by its competitors has been a key driver of the growth of broadband in Australia.  Telstra, formerly a Government-owned monopoly, was privatised between 1997 and 2006.  Tranches of approximately 33% and 16% of Telstra were sold in 1997 and 1999.  In 2006, the Government sold a further 34% stake in Telstra, with the remaining 17% shareholding transferred to the Future Fund in February 2007.  On 20 August 2009, the Future Fund sold 34% of its Telstra holding through an underwritten sale to institutional investors, reducing the Future Fund portfolio's holding in Telstra to 10.9% of the company.  Between September and October 2010, the Board further reduced the porfolio's holding in Telstra from 10.9% of the company to 10%.  The sell-down was in line with the Future Fund Board of

Guardians' previously stated plan to reduce the Future Fund's holding in Telstra in an orderly manner over the medium-term and to build a portfolio consistent with its long term mandate and strategy.  For further information with respect to the Future Fund, see "Government Finance—Pensions and Superannuation" in this Description of the Commonwealth of Australia.

In April 2009, the Australian Government established a new company, NBN Co Limited ("NBN Co"), to build and operate a new super fast National Broadband Network.  For further information with respect to the ownership and financing of NBN Co, see "Government Finance—Commonwealth Investment in the National Broadband Network" in this Description of the Commonwealth of Australia.

The objective is for the National Broadband Network to connect over 90% of all Australian homes, schools and workplaces with optical fibre (fibre to the premises), providing broadband services with speeds of up to 100 megabits per second.  The network will enable all other premises in Australia to connect with next generation wireless and satellite technologies that will deliver broadband speeds of at least 12 megabits per second.  The National Broadband Network will be Australia's first national wholesale-only, open access broadband network.

On 20 June 2010, NBN Co announced that it had reached a Financial Heads of Agreement with Telstra to provide for access to Telstra facilities and the progressive migration of Telstra traffic onto the National Broadband Network, subject to regulator approval.  The agreement for these terms is estimated to have an approximate value of $9 billion, and is subject to the passage of legislation in Parliament and Telstra shareholder approval.  Combined with the Australian Government's agreed public policy reforms (including the establishment of USO Co and other regulatory reforms), Telstra estimates the agreement will deliver it a post-tax net present value of approximately $11 billion.  Telstra, NBN Co and the shareholder Australian Government agencies are now negotiating detailed Definitive Agreements, which is expected to take several months.

The Australian Government fast-tracked the rollout of a fibre to the premises network and next generation wireless services in Tasmania.  The Australian Government is also implementing measures in the short-term to address backhaul 'black spots' through the timely roll out of fibre optic transmission links connecting cities, major regional centres and rural towns.  On 7 September 2010, the Australian Government reached an agreement with key independent members of Parliament to prioritise regional areas in the rollout of the National Broadband Network and to ensure a uniform national wholesale price for access to the Network.

Television Services

Free to air television broadcasts reach 100% of the Australian population. Subscription television can reach 100% of Australia through a mixture of hybrid fibre coaxial cable in major cities and satellite transmission in rural areas.

The Government has announced that all free-to-air television broadcasters in Australia will complete the switch from analog transmission to digital-only transmission by the end of 2013.  The switchover process commenced in 2010, and will be progressively carried out on a regional basis across the country.

Accommodation and Food Services

The accommodation and food services industry consists of firms primarily engaged in the provision of hospitality services.  This includes accommodation and food and beverage services.  The industry's contribution of gross value added (at basic prices) in 2009-10 was 2.2%.

Arts and Recreation Services

The arts and recreation services industry includes companies mainly engaged in the preservation and exhibition of objects and sites of historical, cultural or educational interest.  It also includes the production of original artistic works and/or participation in live performances, events or exhibits intended for public viewing and the operation of facilities or the provision of services that enable patrons to participate in sporting or recreational activities or to pursue amusement interests.  Arts and recreation services contributed 0.8% of gross value added (at basic prices) in 2009-10.

Other Services

The other services industry includes all firms mainly engaged in providing personal services, religious, civic, professional and other interest group services, selected repair and maintenance activities and private households employing staff.  Other services contributed 1.7% of gross value added (at basic prices) in 2009-10.

EXTERNAL TRADE AND BALANCE OF PAYMENTS

Merchandise Trade

The value of goods measured on a free on board ("f.o.b.") basis includes all production and other costs incurred up until the goods are placed on board an international carrier for export from the relevant exporting country.

Australia's merchandise exports (f.o.b.) and imports (f.o.b.) for the past five fiscal years in current prices, calculated on a balance of payments basis, are shown in the table below.

Table 17:  Merchandise exports and imports
	2005-06	2006-07	2007-08	2008-09	2009-10
	(A$ millions)
Exports
Rural Exports
Meat and Meat Preparations	6,709	7,080	6,542	7,454	6,360
Cereal grains and cereal preparations	4,852	4,171	4,975	6,881	5,276
Wool and Sheepskins	2,539	3,065	2,796	2,322	2,308
Other Rural	11,166	10,774	11,181	12,726	11,571
Total Rural	25,266	25,090	25,494	29,383	25,515

Non-rural Exports
Metal Ores and Minerals	28,936	35,315	41,339	52,015	53,376
Mineral Fuels -	37,572	37,569	43,488	75,664	55,486
Coal, coke and briquettes	24,352	21,928	24,599	54,957	36,460
Other mineral fuels	13,220	15,641	18,889	20,707	19,026
Metals (excl non-monetary gold)	11,272	14,821	14,039	12,394	10,702
Machinery	8,066	8,391	8,750	8,900	7,985
Transport equipment	5,317	4,651	5,723	5,090	4,070
Other manufactures	15,001	16,241	16,965	17,601	16,396
Other non-rural (incl sugar and beverages)	12,001	15,113	13,126	11,077	11,984
Goods procured in ports by carriers	1,420	1,379	1,547	1,631	1,390
Total Non-Rural	119,585	133,480	144,977	184,372	161,389

Net exports of goods under merchanting	97	214	209	301	252
Non-monetary gold	9,087	10,740	12,272	17,508	14,302

Total Merchandise Exports	144,851	158,570	170,471	213,755	186,904

Imports
Consumption goods	50,279	54,913	59,371	61,419	62,337
Capital goods	40,157	41,774	45,299	51,572	48,078
Intermediate and other merchandise goods	74,260	81,574	92,583	97,865	88,499
Non-monetary gold	4,815	5,311	7,593	11,522	7,105

Total Merchandise Imports	164,696	178,261	197,253	210,856	198,914

Balance on Merchandise Trade	-19,845	-19,691	-26,782	2,899	-12,010
Source: ABS Catalogue No. 5302.0.

The following table shows the shares of Australian exports and imports directed to and sourced from various countries and country groups for each of the 2005-06, 2006-07, 2007-08, 2008-09 and 2009-10 fiscal years.  These shares are calculated from values data and on a merchandise trade basis, rather than a balance of payments basis.

Table 18:  Geographical distribution of Australia's recorded merchandise trade
	2005-06	2006-07	2007-08	2008-09	2009-10
	(Percentage shares)
Exports
China	11.9	13.6	14.9	17.0	23.2
Japan	20.4	19.4	19.3	22.9	18.5
Korea, Republic of	7.7	7.8	7.9	8.3	8.2
New Zealand	5.7	5.6	5.3	3.7	4.0
United Kingdom	5.1	3.7	4.6	5.0	3.6
United States	6.4	5.8	5.9	5.0	4.8
India	4.8	6.0	5.2	6.7	8.1
Singapore	2.8	2.8	2.9	2.4	2.5
Thailand	2.8	2.5	2.6	2.1	2.3
Indonesia	2.6	2.5	2.2	1.9	2.2
Malaysia	1.7	1.8	1.9	1.6	1.6
Other European Union(a)	7.3	7.7	6.7	5.4	4.4
Other(b)	20.8	20.7	20.7	17.9	16.8
Total	100	100	100	100	100

Imports
China	13.9	15.0	15.3	16.9	17.9
Japan	10.3	9.6	9.7	8.1	8.7
Korea, Republic of	3.9	3.3	3.0	3.0	3.5
New Zealand	3.3	3.1	3.5	3.2	3.4
United Kingdom	3.6	4.1	4.2	4.1	2.8
United States	13.6	13.8	12.0	11.5	10.7
Singapore	6.3	5.6	6.8	6.1	5.4
Thailand	3.2	4.0	4.4	4.9	6.1
Indonesia	2.7	2.6	2.3	2.3	2.3
Malaysia	4.0	3.7	4.0	3.8	4.2
Other European Union(a)	18.1	17.5	17.2	16.6	16.1
Other(b)	17.1	17.8	17.6	19.5	18.9
Total	100	100	100	100	100
(a)	Other European Union refers to trade with all current 27 member states, other than the UK.
(b)
Care should be taken in interpreting the Other category, as it includes confidential items that are not classified by country.  Thus it is possible that the export and import shares of the countries or country groups listed above could be understated.

Source: ABS Catalogue No. 5368.0; unpublished ABS and Treasury data.

Australia's goods and services exports on an annual national accounts basis were valued at $254.3 billion in 2009-10.  In 2009, Australia's top five export markets were China ($48.0 billion), Japan ($40.4 billion), India ($18.2 billion), Korea ($17.5 billion) and the United States ($15.2 billion).  Exports to the Asian region (ASEAN and other major Asian economies) were valued at $163.6 billion (65.5% of Australia's exports); to the European Union, $26.0 billion (10.4% of Australia's exports); and to North America, $18.3 billion (7.3% of Australia's exports).  Major merchandise and service exports in 2009 were coal, iron ore, education services, gold and other personal travel.

Australia's goods and services imports on an annual national accounts basis were valued at $259.5 billion in 2009-10.  In 2009, China was Australia's largest source of imports (valued at $37.3 billion or 14.6% of Australia's imports), followed by the United States ($32.3 billion or 12.7% of Australia's imports) and Japan ($18.8 billion or 7.4% of Australia's imports).  Australia's major import items in 2009 were personal travel services, crude petroleum, passenger motor vehicles, refined petroleum, and gold.

Balance of Payments

Australia has traditionally been a net importer of capital.  This has facilitated the development of its rich endowment of natural resources at a faster pace than would have been possible if domestic saving were the only source of investment funds.  Australia has traditionally run a current account deficit, reflecting the use of a net inflow of capital to obtain real resources from the rest of the world.

The table below provides Australia's balance of payments details for each of the 2005-06, 2006-07, 2007-08, 2008-09 and 2009-10 fiscal years.

Table 19:  Balance of payments
	2005-06	2006-07	2007-08	2008-09	2009-10
	(A$ millions)
CURRENT ACCOUNT	-54,075	-60,541	-73,980	-40,515	-56,103

Goods and Services	-15,354	-13,231	-24,579	5,887	-5,965
Credits	195,676	215,480	233,597	284,437	254,004
Debits	-211,030	-228,711	-258,176	-278,550	-259,969

Goods	-15,476	-14,048	-21,894	9,186	-4,561
Credits	154,035	169,524	182,952	231,564	201,458
Debits	-169,511	-183,572	-204,846	-222,378	-206,019

Services	122	817	-2,685	-3,299	-1,404
Credits	41,641	45,956	50,645	52,873	52,546
Debits	-41,519	-45,139	-53,330	-56,172	-53,950

Primary Income	-37,884	-47,001	-49,496	-45,407	-49,224
Credits	27,937	38,318	44,217	42,823	35,901
Debits	-65,822	-85,319	-93,713	-88,231	-85,124

Secondary Income	-837	-309	95	-995	-914
Credits	5,314	6,002	6,255	6,657	6,380
Debits	-6,151	-6,311	-6,160	-7,652	-7,294

CAPITAL AND FINANCIAL ACCOUNT	54,435	61,153	72,572	39,873	56,613

Capital account	-141	281	-232	-611	-132

Capital transfers	-138	-142	-231	-367	-146
Credits	0	0	0	0	0
Debits	-138	-142	-231	-367	-146

Net acquisition/disposal of non-produced, non-financial assets	-3	423	-1	-244	14

Financial account	54,576	60,872	72,804	40,484	56,745

Direct investment	-5,675	11,507	29,117	17,665	17,398
Assets (Investment Abroad)	-29,750	-34,432	-27,291	-30,474	-17,550
Liabilities (Investment in Australia)	24,074	45,938	56,407	48,140	34,948

Portfolio investment	64,937	66,370	-4,084	49,220	68,112
Financial derivatives	-3,511	2,006	-7,043	-3,726	-5,951
Other investment	4,431	1,116	10,523	-10,779	-28,743
Reserve assets	-5,605	-20,127	44,292	-11,896	5,929

NET ERRORS AND OMISSIONS	-359	-613	1,407	642	-510
Source: ABS Catalogue No. 5302.0.

In original terms, the balance on the current account for 2009-10 was a deficit of $56.1 billion, a 38.5% increase on the deficit of $40.5 billion recorded for 2008-09.

The balance for goods and services for 2009-10 was a deficit of $6.0 billion, as compared to the surplus of $5.9 billion recorded in 2008-09.  Goods credits decreased $30.1 billion, or 13.0%, and goods debits decreased $16.4 billion, or 7.4% during 2009-10.

The services deficit of $1.4 billion for 2009-10 was a decrease of $1.9 billion from the deficit of $3.3 billion in 2008-09.

The primary income deficit for 2009-10 increased by $3.8 billion, with a decrease in income credits of $6.9 billion (16.2%) and a decrease in income debits of $3.1 billion (3.5%).

The secondary income balance for 2009-10 recorded a deficit of $0.9 billion, with a decrease in income credits of $0.3 billion (4.2%) and a decrease in income debits of $0.4 billion (4.7%)

The balance on the financial account recorded a net inflow of $56.7 billion for 2009-10, with a net inflow on debt of $65.7 billion and a net outflow on equity of $9.0 billion.  This result was an increase of  $16.3 billion on the net inflow recorded in 2009-10 as a result of:

•	an increase of $18.9 billion to a net inflow on portfolio investment;

•	an increase of $18.0 billion to a net outflow on other investment.

•	a turnaround of $17.8 billion to a net inflow on reserve assets;

•	a decrease of $2.2 billion on the net outflow on financial derivatives; and

•	a decrease of $0.3 billion on the net inflow on direct investment.

Changes in Official Reserve Assets

The Australian Government meets its foreign exchange requirements from the Reserve Bank of Australia.  The RBA holds Official Reserve Assets ("ORA") primarily to facilitate foreign exchange intervention.  The vast majority of Australia's reserves are held as foreign exchange and are invested primarily in high quality government securities.  The value of ORA held by the RBA changes in response to transactions undertaken in the foreign exchange market by the RBA, both on its own account and on behalf of its customers (primarily Australian Government agencies), as well as fluctuations in the value of the foreign currencies and underlying assets in which the reserves are invested.  ORA also includes foreign currency that has been borrowed under swap to assist the RBA to manage domestic liquidity for monetary policy purposes.

The following table shows the composition of Australia's ORA over the past five years.  For several years prior to 2007-08, the RBA's gross holdings of foreign currency rose sharply as foreign currency was borrowed under foreign exchange swaps against Australian dollars.  The Australian dollars lent to the market under these swaps helped to offset the domestic liquidity impact of deposits placed with the RBA by the Australian Government. Over 2007-08, the Australian Government drew down these deposits to seed the investment program of the Future Fund.  As deposits were drawn down, the related swaps were unwound, and the gross level of foreign currency held by the RBA declined. Net holdings of foreign currency rose over the period between 2005-06 and 2006-07 and fluctuated over the period between 2007-08 and 2009-10, primarily due to valuation effects.

Table 20:  Official Reserve Assets
	As at 30 June
	2006	2007	2008	2009	2010
	(A$ millions)
Gold	2,117	1,967	2,481	2,957	3,747
Other	1,062	667	604	1,279	6,568
Foreign Currency	60,635	77,049	32,772	48,073	33,422
Total (gross)	63,814	79,682	35,857	52,309	43,737
Total (net)	30,215	32,175	35,862	43,340	46,728
Source: Reserve Bank of Australia Bulletin.

Exchange Rate

Australia has a free-floating dollar with substantially no exchange controls.  Approved non-bank financial institutions, in addition to banks, are licensed as foreign exchange dealers.  Since the floating of the Australian dollar on 12 December 1983, Australia's exchange rate has been determined by the overall supply of and demand for A$ in the foreign exchange market.  The floating of the Australian dollar was part of the deregulation of the financial system.

There has been considerable variability in the exchange rate.  The RBA is prepared to accept substantial fluctuations in the exchange rate, both day-to-day and over the course of the economic cycle.  Transactions to influence the exchange rate or market conditions more generally, usually known as intervention, are relatively infrequent.  They are undertaken only when the value of the Australian dollar is judged to have moved to levels that are inconsistent with underlying economic developments or when conditions in the foreign exchange market are thin and disorderly.  Extremely poor liquidity in the Australian foreign exchange market during the worst of the financial turmoil following the collapse of Lehman Brothers in September 2008 saw the Reserve Bank of Australia undertake intervention transactions in October and November 2008, selling foreign currency acquired earlier at a high exchange rate and purchasing Australian dollars at a lower exchange rate.  As the Australian dollar exchange rate has risen, foreign currency reserves drawn down in the intervention have been replenished.

The following table sets out the Australian dollar exchange rate against the U.S. dollar for each of the 2005-06, 2006-07, 2007-08, 2008-09 and 2009-10 fiscal years and each month end since June 2010.

Table 21:  Units of US$ per A$(a)
Period	At Period End	Average Rate	High	Low

Year ended:
30 June 2006	0.7422	0.7474	0.7792	0.7013
30 June 2007	0.8486	0.7861	0.8521	0.7396
30 June 2008	0.9578	0.8964	0.9667	0.7672
30 June 2009	0.8067	0.7471	0.9849	0.6004
30 June 2010	0.8399	0.8822	0.9405	0.7700
Month ended:
31 July 2010	0.9040	0.8776	0.9068	0.8314
31 August 2010	0.8906	0.9001	0.9221	0.8769
30 September 2010	0.9667	0.9385	0.9733	0.8910
31 October 2010	0.9834	0.9817	1.0003	0.9540
(a)
Exchange rate data are provided by Thomson Reuters in respect of each trading day.  Values refer to bid rates.  Period averages are derived from these rates.  Highs and lows for these periods refer to intra-day data.

Source: Thomson Reuters.

The table below details the Australian dollar exchange rate against the UK pound sterling for each of the 2005-06, 2006-07, 2007-08, 2008-09 and 2009-10 fiscal years and each month end since June 2010.

Table 22:  Units of £ per A$(a)
Period	At Period End	Average Rate	High	Low

Year ended:
30 June 2006	0.4016	0.4202	0.4418	0.3971
30 June 2007	0.4223	0.4065	0.4293	0.3920
30 June 2008	0.4805	0.4475	0.4926	0.3897
30 June 2009	0.4895	0.4624	0.5078	0.3689
30 June 2010	0.5618	0.5587	0.6163	0.4764
Month ended:
31 July 2010	0.5763	0.5735	0.5863	0.5509
31 August 2010	0.5800	0.5750	0.5828	0.5676
30 September 2010	0.6151	0.6025	0.6170	0.5806
31 October 2010	0.6130	0.6190	0.6342	0.6031
(a)
Exchange rate data are provided by Thomson Reuters in respect of each trading day.  Values refer to bid rates.  Period averages are derived from these rates.  Highs and lows for these periods refer to intra-day data.

Source: Thomson Reuters.

The following table displays the Australian dollar exchange rate against the Euro for each of the 2005-06, 2006-07, 2007-08, 2008-09 and 2009-10 fiscal years and each month end since June 2010.

Table 23:  Units of € per A$(a)
Period	At Period End	Average Rate	High	Low

Year ended:
30 June 2006	0.5802	0.6139	0.6411	0.5759
30 June 2007	0.6265	0.6017	0.6338	0.5790
30 June 2008	0.6078	0.6096	0.6460	0.5725
30 June 2009	0.5745	0.5416	0.6170	0.4722
30 June 2010	0.6862	0.6360	0.7180	0.5520
Month ended:
31 July 2010	0.6927	0.6854	0.6977	0.6657
31 August 2010	0.7016	0.6979	0.7080	0.6871
30 September 2010	0.7090	0.7169	0.7318	0.7025
31 October 2010	0.7048	0.7060	0.7121	0.6953
(a)
Exchange rate data are provided by Thomson Reuters in respect of each trading day.  Values refer to bid rates.  Period averages are derived from these rates.  Highs and lows for these periods refer to intra-day data.

Source: Thomson Reuters.

The table below details the trade-weighted index value of the Australian dollar for each of the 2005-06, 2006-07, 2007-08, 2008-09 and 2009-10 fiscal years and each month end since June 2010.  The trade-weighted index is a weighted average of a basket of currencies of Australia's major trading partners, with the weight of each foreign currency equal to its share in trade.  The most significant currencies in the trade-weighted index as re-weighted on 1 October 2009 are the Chinese renminbi, the Japanese yen, the Euro and the U.S. dollar.  The trade-weighted index is often used as an indicator of Australia's international competitiveness and is a useful gauge of the value of the Australian dollar when bilateral exchange rates exhibit diverging trends.

Table 24:  Trade-Weighted Index value of the A$(a)(b)
Period	At Period End	Average Rate	High	Low

Year ended:
30 June 2006	62.2	63.3	65.1	59.9
30 June 2007	68.9	64.8	69.0	62.1
30 June 2008	73.4	69.7	73.4	63.3
30 June 2009	64.7	60.3	74.1	51.0
30 June 2010	67.3	68.9	72.5	62.0
Month ended:
31 July 2010	69.4	68.2	69.8	66.1
31 August 2010	69.0	69.5	70.4	68.4
30 September 2010	72.9	71.5	73.0	69.6
31 October 2010	72.7	73.2	73.8	72.2
(a)	The trade-weighted index is provided by the Reserve Bank of Australia in respect of each trading day at 4pm (Sydney). Period averages are derived from these rates.
(b)
The weights for the trade-weighted index are revised annually to capture changing trade patterns.  Changes to the weights are usually calculated in September, with the re-defined index joined onto the existing trade-weighted index on the first business day in October.

Source: Reserve Bank of Australia Bulletin.

Foreign Investment Policy

The Australian Government's policy approach to foreign investment is to encourage investment flows consistent with economic development and performance and community interests.  The Government's foreign investment policy provides the framework for Government consideration of proposed foreign acquisitions of Australian businesses and real estate.  The vast majority of proposals are approved, with the last proposed business acquisition that was not approved being in 2001.  Where a proposal raises national interest concerns, the Government has the power under the Foreign Acquisitions and Takeovers Act 1975 (Cth) (the "FATA") to reject the proposal or to approve it with conditions designed to mitigate the national interest concerns.  The FATA and the Foreign Acquisitions and Takeovers Regulations 1989 provide monetary thresholds below which the FATA does not apply, with separate thresholds applying for U.S. investors.  Screening under the FATA is not required for acquisitions in businesses valued below the thresholds or of less than substantial or non-controlling interests.

In the majority of industry sectors smaller proposals are not subject to screening, being exempt from the FATA or notification under the policy.  Specific screening requirements and limited restrictions on foreign investment apply in certain sensitive sectors such as the media, telecommunications, airlines and in relation to acquisitions of residential real estate.

The screening process is intended to provide advice to the Australian Treasurer, including from the independent advisory body, the Foreign Investment Review Board, on whether individual foreign investment proposals may be contrary to the national interest.  It involves consultation with relevant Government agencies and in some cases with stakeholders.  Under the FATA and the policy, the Treasurer determines what is considered 'contrary to the national interest'.

Foreign Financial Relations

Australia is a member of the International Monetary Fund (the "IMF").  As at 30 September 2010, Australia's IMF quota was 3.2 billion Special Drawing Rights ("SDR") (estimated value A$5.1 billion as at 30 September 2010). Australia is a participant in the SDR Department and, as at 30 September 2010, had a net cumulative allocation of SDR 3.08 billion and actual holdings of SDR 3.10 billion.

The IMF is currently undertaking its fourteenth general review of quotas, covering both the size and distribution of its quota resources. The review is expected to be completed by the G-20 Leaders' Summit in Seoul in November 2010.  Australia's IMF quota is expected to increase as a result of the review.  Consent by Australia to an increase in its quota will require Parliamentary approval.

Australia has made a line of credit available to the IMF under its New Arrangements to Borrow ("NAB") since 1998.  In line with G-20 Leaders' commitments, Australia has agreed to join with other countries to increase its credit line under an expanded NAB.  Australia's contribution to the expanded NAB will be by way of a SDR4.4 billion contingent loan (estimated value A$7.1 billion as at 30 September 2010), replacing Australia's existing SDR801.3 million commitment.

Australia is also a member of the International Bank for Reconstruction and Development ("IBRD") and its affiliates in the World Bank Group:  the International Finance Corporation (the "IFC"); the International Development Association (the "IDA"); the Multilateral Investment Guarantee Agency (the "MIGA"); and the International Centre for Settlement of Investment Disputes (the "ICSID").

As at 30 September 2010, Australia held 24,464 shares in the IBRD, with the value of the paid-in portion of these shares amounting to US$181.8 million (approximately A$188.1 million).

The Australian Government will contribute to the IBRD's capital increase announced in April 2010.  Australia's contribution of paid-in capital will be US$51.6 million (approximately A$53.4 million) and will be paid over a five year period from 2011-12.  Australia will also subscribe to a further US$808.3 million (approximately A$836.1 million) in callable capital.

Australia also held 47,329 fully paid shares in the IFC, valued at US$47.3 million (approximately A$49.0 million), and 3,019 shares in MIGA, with the value of the paid-in portion of these shares totalling US$6.2 million (approximately A$6.4 million).  Each member country is equally represented in the ICSID.

In December 2007, Australia committed to contribute A$583 million to the fifteenth replenishment of the IDA.  Australia will pledge its contribution over nine years from 2009-10 to 2017-18.

Australia is also a member of the Asian Development Bank (the "ADB"), holding 614,220 shares.  As at 30 September 2010, the value of the paid-in portion of these shares amounted to approximately A$446.4 million, including US$158.1 million (approximately A$163.5 million) still to be paid in under the ADB's fifth general capital increase.  The value of the uncalled portion amounted to SDR5.8 billion (estimated value A$9.4 billion), as at 30 September 2010.  In addition, Australia contributes to the ADB's concessional lending arm, the Asian Development Fund (the "ADF").  In May 2008, Australia committed to contribute $332.8 million to the ninth replenishment of the ADF.  Australia will pledge its contribution over nine years from 2009-10 to 2017-18.

Australia is also a member of the European Bank for Reconstruction and Development (the "EBRD"), holding 21,010 shares.  The Australian Government will participate in the general capital increase at the EBRD announced in May 2010 and will increase its uncalled capital subscription so that it totals €237.5 million (approximately A$333.6 million).  The Australian Government has already received an additional 1,010 shares free of charge.  As at 30 September 2010, the value of the paid-in portion of these shares was €62.6 million (approximately A$87.9 million).

Australia is a member of the Organisation for Economic Co-operation and Development (the "OECD"), the Asia-Pacific Economic Co-operation Forum ("APEC") and the East Asia Summit.  Australia is also a member of the Group of Twenty ("G-20") forum.

In addition, Australia is a member of various other regional and international organisations, including the United Nations and many of its affiliated agencies.

For further information, see "Government Finance—Guarantees and Other Contingent Liabilities—Other Contingent Liabilities and Undertakings" in this Description of the Commonwealth of Australia.

CURRENCY, MONETARY AND BANKING SYSTEM

Australian Currency

Australia's unit of currency is the Australian dollar.  Australia's currency comprises both coins and notes.  Coins are issued by the Treasurer of the Commonwealth of Australia under the Currency Act 1965 (Cth); those intended for circulation include denominations of 5, 10, 20 and 50 cents and $1 and $2.  Numismatic (un-circulating collector) legal tender coins are also approved for sale by the Treasurer from time to time.  Under the Reserve Bank Act 1959 (Cth), Australia's currency notes are issued by the Reserve Bank of Australia (the "RBA") in five denominations:  $5, $10, $20, $50 and $100.

Monetary Conditions

The RBA's monetary policy operates within the framework of a medium-term inflation target of 2 to 3% on average over the cycle.  Given the lags involved in the operation of monetary policy, the RBA sets monetary policy in a forward-looking manner in order to achieve its medium-term inflation target.  Maintaining low inflation, and therefore low inflation expectations, is vital to ensuring that economic growth is sustained, thereby supporting productive investment and employment.

The RBA carefully monitors a range of domestic and international economic and financial indicators in gauging inflationary pressures.  These indicators cover economic conditions, prices, wages, the labour market and financial conditions.

In Australia, the stance of monetary policy is expressed in terms of a target for an overnight interest rate.  The rate used by the Reserve Bank of Australia is the cash rate (also known as the interbank overnight rate).  The Reserve Bank of Australia's measure of the cash rate is the interest rate which banks pay or charge to borrow funds from or lend funds to other banks on an overnight unsecured basis.  The Reserve Bank of Australia calculates and publishes the cash rate each day on the basis of data collected directly from banks.  When the Board of the Reserve Bank of Australia determines that a change in monetary policy should occur, it specifies a new target (known as the target cash rate) for the cash rate.  The Reserve Bank of Australia's open market operations are designed to ensure that the actual cash rate remains close to the target cash rate.

Movements in interest rates over the 2005-06, 2006-07, 2007-08, 2008-09 and 2009-10 fiscal years and the monthly periods since June 2010 are provided in the table below.

Table 25:  Key interest rates
Period	Target Cash Rate (%)	90 Day Bank Bill Yield (%)	10 Year Bond Yield (%)

Year ended:
30 June 2006	5.75	5.97	5.79
30 June 2007	6.25	6.43	6.26
30 June 2008	7.25	7.80	6.45
30 June 2009	3.00	3.20	5.52
30 June 2010	4.50	4.89	5.10
Month ended:
31 July 2010	4.50	4.76	5.20
31 August 2010	4.50	4.74	4.77
30 September 2010	4.50	4.90	4.96
31 October 2010	4.50	4.78	5.21
15 November 2010	4.75	5.02	5.77
Source: Reserve Bank of Australia.

The following table sets out monetary aggregate data for each of the 2005-06, 2006-07, 2007-08 2008-09 and 2009-10 fiscal years.

Table 26:  Monetary aggregates
	2005-06		2006-07		2007-08		2008-09		2009-10
	A$b	%(a)	A$b	%(a)	A$b	%(a)	A$b	%(a)	A$b	%(a)
M1(b)	194.2	10.0	226.0	15.7	234.2	0.5	256.4	9.1	251.0	-3.0
M3(c)	747.3	9.6	869.5	16.2	1,035.6	17.9	1,177.9	13.5	1226.8	3.9
Broad Money(d)	841.2	9.3	964.0	14.4	1,121.1	14.3	1,245.9	11.1	1268.3	2.9
(a)	12-month ended percentage change.
(b)	M1 is defined as currency plus bank current deposits of the private non-bank sector.
(c)	M3 is defined as M1 plus all other authorised deposit-taking institution deposits of the private non-ADI sector.
(d)
Broad money is defined as M3 plus non-deposit borrowings from the private sector by all financial intermediaries, less the holdings of currency and bank deposits by registered financial corporations and cash management trusts.

Source: Reserve Bank of Australia Bulletin.

Regulation of the Financial System

Australia's financial regulation framework is based on three separate agencies operating on functional lines.  These institutions have prime responsibility for maintaining the safety and soundness of financial institutions, protecting consumers and promoting systemic stability through implementing and administering the regulatory regimes that apply to the financial sector.  Specifically,

•
the Australian Prudential Regulation Authority ("APRA") is responsible for prudential regulation and supervision of authorised deposit-taking institutions, general and life insurance companies and superannuation funds;

•	the Australian Securities and Investments Commission ("ASIC") is responsible for market conduct and investor protection; and

•	the Reserve Bank of Australia has responsibility for monetary policy, overseeing financial system stability and oversight of the payments system.

Figure 1:  Key regulatory agencies in Australia

Responsibility for the operational or day-to-day supervision of financial institutions and markets lies with these individual regulators, while accountability for the broad framework for the regulation of the financial sector rests with the Australian Government, aided by the Council of Financial Regulators and the Australian Treasury.

The Council of Financial Regulators consists of high-level representatives of the RBA, Treasury, APRA and ASIC.  Given the central role played by each of these entities in the formulation of financial sector policy, in interacting with foreign counterparts and standard setters and in monitoring and evaluating trends in domestic and international markets, the Council of Financial Regulators is an important forum for addressing emerging trends and policy issues.  This coordination is crucial especially in the event of a crisis, when the Council would serve as the key coordinating body for developing an official response.  The role of the Council in crisis coordination is facilitated by a Memorandum of Understanding ("MOU") dealing specifically with financial crisis management arrangements signed in September 2008.  The MOU reflects the strong commitment of Australia's regulatory agencies to the open exchange of information and to a co-ordinated response to potential threats to the stability of Australia's financial system.  The MOU covers the objectives of financial distress management and the principles that guide decisions and actions during times of financial distress, and also sets out the responsibilities of the individual Council members during such times.

The regulation of the financial sector operates under the following Commonwealth legislation:

•	Australian Securities and Investments Commission Act 2001 (Cth);

•	Corporations Act 2001 (Cth);

•	Australian Prudential Regulation Authority Act 1998 (Cth);

•	Payment Systems (Regulation) Act 1998 (Cth);

•	Payment Systems and Netting Act 1998 (Cth);

•	Financial Sector (Shareholdings) Act 1998 (Cth);

•	Financial Sector (Business Transfer and Group Restructure) Act 1999 (Cth);

•	Retirement Savings Accounts Act 1997 (Cth);

•	Life Insurance Act 1995 (Cth);

•	Superannuation Industry (Supervision) Act 1993 (Cth);

•	Insurance Acquisitions and Takeovers Act 1991 (Cth);

•	National Consumer Credit Protection Act 2009 (Cth);

•	Insurance Act 1973 (Cth);

•	Banking Act 1959 (Cth); and

•	Reserve Bank Act 1959 (Cth).

In addition, the Australian Competition and Consumer Commission has responsibility for competition policy under the Trade Practices Act 1974 (Cth).  That responsibility extends across the entire economy, including the financial sector.

Reserve Bank of Australia

The RBA is responsible for maintaining stability of the overall financial system, promoting the safety and efficiency of the payments system, managing the issuance of banknotes, providing banking services for the Australian Government and managing Australia's Official Reserve Assets.

The RBA is also responsible for monetary policy, which is determined by the Board of the Bank and is set in terms of the level of the cash rate (the interest rate on unsecured overnight funds).  The RBA undertakes daily operations in the short-term money markets to ensure that the actual cash rate remains close to the monetary policy target.

The RBA's market operations are very flexible, permitting it to deal daily with a wide range of counterparties across a wide range of maturities, and allowing it to respond rapidly to any tensions in the domestic money market.

In exceptional circumstances, the RBA may provide liquidity support to an individual authorised deposit-taking institution, if the institution was solvent and its failure to make payments would have serious implications for the rest of the financial system. In assessing solvency, the RBA would rely on APRA's judgment.

The statement of financial position of the Reserve Bank of Australia as of each of 30 June 2008, 2009 and 2010 is set out in the table below.

Table 27:  Statement of financial position – Reserve Bank of Australia
	30 June 2008	30 June 2009	30 June 2010
	(A$ millions)

ASSETS
Cash and cash equivalents	862	772	852
Australian dollar securities	54,702	47,125	36,972
Foreign exchange	42,505	51,156	43,096
Gold	2,509	2,957	3,747
Property, plant and equipment	456	443	449
Loans, advances and other	438	513	536
Total Assets	101,472	102,966	85,652
LIABILITIES
Deposits	39,006	34,266	20,987
Distribution payable to Australian Government	1,403	5,977	750
Other	9,786	2,093	4,762
Australian notes on issue	42,064	48,087	48,759
Total Liabilities	92,259	90,423	75,258

Net Assets	9,213	12,543	10,394
Capital and Reserves
Reserves:
Unrealised profits reserves	80	2,332	84
Asset revaluation reserves	2,807	3,308	4,087
Reserve Bank Reserve Fund	6,286	6,863	6,183
Capital	40	40	40
Total Capital and Reserves	9,213	12,543	10,394
Source: Reserve Bank of Australia Annual Report 2010 and Annual Report 2009.

Australian Prudential Regulation Authority

The Government established APRA on 1 July 1998 as the single prudential regulator in the Australian financial system.  APRA oversees authorised deposit-taking institutions (including banks, building societies and credit unions), as well as life and general insurance companies (including reinsurers and friendly societies) and most members of the superannuation industry (other than self-managed superannuation funds).  The aim was to create a prudential regulation framework that would not only meet safety and stability objectives, but would increase the competitiveness and efficiency of the financial system by ensuring that regulation is applied consistently for similar functions.

APRA's core mission is to establish and enforce prudential standards and practices designed to ensure that, under all reasonable circumstances, financial promises made by the institutions APRA supervises are met within a stable, efficient and competitive financial system.

APRA also acts as the national statistical agency for the Australian financial sector and plays a role in preserving the integrity of Australia's retirement incomes policy.

APRA Regulated Institutions

As detailed in the table below, APRA-regulated institutions hold approximately $3.7 trillion in assets for 22 million Australian depositors, policyholders and superannuation fund members.

Table 28:  APRA-Regulated Institutions
	Number of Institutions			Assets (A$ billions)
APRA-Regulated Institutions	30 June 2009	30 June 2010	% Change	30 June 2009	30 June 2010	% Change
ADIs	193	182	-5.7	2,663.3	2693.2	1.1
Representative offices of foreign banks	17	17	0.0	-	-	-
General insurers	132	130	-1.5	95.2	99.2	4.2
Life insurers	32	32	0.0	212.7	227.7	7.0
Friendly societies	19	16	-15.8	6.1	6.2	1.6
Licensed trustees	277	251	-9.4	-	-	-
Superannuation entities	4,914	4,458	-9.3	613.9	722.4	17.7
Non-operating holding companies	17	21	23.5	-	-	-
Total	5,601	5,107	-8.8	3,591.2	3,748.7	4.4
Source: Australian Prudential Regulation Authority.

Funding

APRA is funded largely by the industries that it supervises through a levy on regulated entities.  The Government has provided APRA with the necessary resources to enable it to manage the effects of the global financial crisis.  In October 2008, the Government agreed to provide additional funding to APRA of $9 million in 2008-09, $18.5 million in 2009-10 and $9 million in 2010-11 and 2011-12 to ensure that APRA continues to have sufficient resources to fulfil its role in light of global developments.  This funding was provided from the 2008-09 Budget, rather than being recovered from levies on the financial sector.  Before this budget measure, APRA's budget was approximately $100 million (recovered mainly from levies on the financial sector) for around 570 staff.

Governance

APRA's governance structure comprises a full-time Executive Group of at least three and no more than five Members.  The Executive Group is responsible and accountable for the operation and performance of APRA.  It currently has a Chairman, a Deputy Chairman and a Member.

APRA's Main Powers

APRA's risk-based approach is underpinned by supervisory tools developed within APRA to ensure that risks are assessed rigorously and consistently, that critical warning signs are identified early and that our supervisory response is prompt and measured.  APRA seeks to act pre-emptively, so that emerging threats to financial institutions are addressed before the interests of beneficiaries are damaged; where pre-emptive action is not possible, APRA's objective is to set in train appropriate wind-up or other exit strategies that minimise losses to beneficiaries.

Australian legislation provides APRA with strong powers to regulate and intervene in the operations of financial institutions to protect depositors, policy holders and fund members and to maintain the stability of the financial system.

APRA's main powers are provided by acts relating to each industry sector that it regulates: the Banking Act 1959 (Cth), the Insurance Act 1973 (Cth), the Life Insurance Act 1995 (Cth) and the Superannuation Industry (Supervision) Act 1993 (Cth).  These acts provide APRA with the following main types of powers in regulating financial institutions:

•	authorisation or licensing powers;

•	powers to make, apply and enforce prudential standards;

•	powers to collect information, to conduct on-site examinations of supervised entities and to require third-party audits; and

•
powers to act in circumstances of financial difficulties to protect depositors, policy holders and superannuation fund members and to maintain the stability of the financial system, including powers related to investigating, giving directions and assuming control of supervised entities in difficulty.

APRA can appoint a statutory manager to assume full control of an authorised deposit-taking institution and can apply to the courts for the appointment of a judicial manager to assume control of a general or life insurer.

In broad terms, the powers available under each Act are similar but they vary somewhat reflecting the specific characteristics of each industry sector.

In relation to the ADI sector, APRA has wide-ranging powers under the Banking Act 1959 (Cth) to investigate the affairs of an ADI and/or issue a direction to an ADI.  For example, APRA can, in particular circumstances, direct an ADI:

•	to comply with a prudential requirement;

•	to conduct an audit of its affairs;

•	to remove a director, executive officer or employee; or

•	not to undertake transactions.

APRA has the power to revoke an ADI's authorisation if it fails to meet its authorisation requirements.

In a situation where an ADI may be unable to meet its obligations or where the interests of depositors or financial system stability are at risk, APRA has the power under the Banking Act 1959 (Cth) to replace an ADI's Board of Directors with a statutory manager, which must manage the ADI in a manner that is consistent with interests of depositors and financial system stability.  In addition to the powers of the Board, the statutory manager has powers to alter the share capital of the ADI, such as by issuing new shares, and can alter the ADI's governance arrangements including its constitution.  The statutory manager can also sell or dispose of the assets of the ADI.

APRA also has the power to compulsorily transfer the business of the ADI to another entity using the Financial Sector (Business Transfer and Group Restructure) Act 1999 (Cth).  The receiving entity must consent to the transfer.

Financial Claims Scheme

APRA has responsibility for administering the Financial Claims Scheme established in October 2008 in respect of ADIs and general insurers.  The Financial Claims Scheme provides protection from loss for depositors in ADIs and policyholders and other claimants in general insurers in the event an ADI or general insurer becomes insolvent.  The Financial Claims Scheme establishes:

•	measures under Division 2AA of the Banking Act 1959 (Cth) to:

	–	protect account-holders' deposits made with eligible ADIs (other than foreign ADIs), and interest accrued on such deposits, to a total maximum value of $1,000,000 per account-holder per ADI; and

	–	facilitate prompt payout of deposits protected under the Financial Claims Scheme to account-holders in the event that an ADI fails; and

•	measures under Part VC of the Insurance Act 1973 (Cth) to facilitate the payment of moneys payable under valid claims made by eligible claimants against a general insurer that has become insolvent.

Prudential Regulation

APRA has developed a regulatory framework for ADIs that is based on the banking supervision principles published by the Basel Committee on Banking Supervision.  The framework for prudential regulation includes requirements regarding capital adequacy, credit risk, market risk, securitisation, liquidity, credit quality, large exposures, associations with related entities, outsourcing, business continuity management, risk management of credit card activities, audit and related arrangements for prudential reporting, governance and fit and proper standards.

Prudential regulation is concerned fundamentally with the quality of a financial institution's systems for identifying, measuring and managing the various risks in its business and, in most cases, with the adequacy of its capital as a buffer against unexpected losses.  It promotes prudent behaviour by regulated entities with the objective of reducing the likelihood of institutional insolvency and consequential losses to policyholders, depositors or members and financial system instability.

Implementation of Basel II in Australia

APRA implemented the Basel II framework on 1 January 2008.  This new framework is designed to strengthen risk management and provide more risk-sensitive capital requirements for authorised deposit-taking institutions.

All ADIs in Australia are subject to Basel II.  Subject to APRA approval, ADIs can choose to implement the standard approaches or more advanced approaches for credit risk and operational risk.  The great majority of ADIs have chosen to use the standardised Basel II approaches in determining their regulatory capital charge.  The largest ADIs have chosen more sophisticated approaches under Basel II, which allow them to use some of their own quantitative risk estimates in calculating regulatory capital.

The new prudential rules under Basel II provide the Australian banking system with an enhanced regulatory framework for the protection of depositors and the maintenance of systemic stability.

Although the intention of the Basel Committee on Banking Supervision ("BCBS") was to maintain consistency of capital adequacy regulation across countries and avoid a significant source of competitive inequality among internationally active banks, international comparisons need to take into account the particularities of the implementation of the Basel II framework in each country.  These include:

•	the use of national discretions within the Basel Framework;

•	the implementation of advanced models;

•	supervisory adjustments imposed under Pillar 2 by local regulators;

•	other regulatory requirements (e.g., accounting or tax); and

•	transitional arrangements.

In implementing Basel II, APRA has exercised a number of discretions to make the framework more robust and relevant in the Australian market.  These discretions include:

•
The risk-weights for residential mortgage lending in the standardised approach were made considerably more granular, adding to the risk-sensitivity of capital.  The Basel II approach is that home loans are subject to a 35% risk weight.  APRA instead introduced a grid of risk-weights based upon loan to value ratio, lenders' mortgage insurance status and product type (e.g., whether the loan is a standard or non-standard housing loan), which starts at 35% and runs to 100%.

•	APRA chose not to adopt a lower risk-weight for 'other retail assets' under the standardised approach, believing it would not provide a sufficient buffer against credit risk and concentration risk.

•	For banks using the advanced approaches to measure capital adequacy, APRA has established a minimum capital requirement for interest rate risk in the banking book under Pillar 1.

In July 2009, the BCBS released a package of measures to enhance the Basel II Framework, as part of a broader work program to strengthen regulatory capital, risk management and supervision requirements.  The measures aim to ensure that the risks inherent in banks' portfolios related to trading activities, securitisations and exposures to off-balance sheet vehicles are better reflected in minimum capital requirements, risk management practices and accompanying disclosures to the public.  In December 2009, APRA released a discussion paper, accompanied by proposed amendments to relevant prudential standards and prudential practice guides, in response to the measures published by the BCBS in July 2009.  In May 2010, APRA also released draft reporting requirements related to these measures.  In June 2010, the Basel Committee announced two further adjustments to the July 2009 package.  APRA will consult on these adjustments with a view to releasing a final package of standards, guidance and reporting requirements for implementation on 1 January 2012.

In December 2009, the Basel Committee published a consultation package of proposals to strengthen global capital and liquidity regulations with the goal of promoting a more resilient banking sector.  Following a review of the consultation reponses and the results of the global quantitative impact study, in which Australian ADIs participated, the Basel Committee is expected to deliver a complete package of capital and liquidity reforms, including design and calibration, in time for the November 2010 G20 Leaders Summit in Seoul.  The Basel Committee intends that the implementation of the capital reforms will begin on 1 January 2013 and that after a period of observation, the liquidity reforms will begin to be implemented from 1 January 2015.  Once the Basel Committee releases its final standards, APRA will consult publicly on proposed revisions to prudential standards, guidance and reporting requirements to appropriately implement these changes.

Collection of data

APRA is the national statistical agency for the Australian financial sector, having assumed the role of seven predecessor statistical collection units across the Commonwealth and State governments.  Around 80% of APRA's data collections are shared with or collected on behalf of other agencies, in particular the Reserve Bank of Australia and the Australian Bureau of Statistics.  This single collection point provides substantial efficiency benefits for reporting institutions.  To ensure that collections appropriately balance cost and value, APRA meets regularly on a tripartite basis with the RBA and ABS to review the collections; APRA also consults regularly with industry.

International Awareness

Consistent with its aim of being a world-class integrated prudential supervisor, APRA retains an active role in international groups and forums for banking, insurance and pensions.  This involvement allows APRA to stay in tune with international developments and to bring an Australian perspective to global efforts to harmonise the international prudential supervision framework.  Constructive relationships with senior people in overseas prudential regulators also assist us in our prudential oversight of APRA-regulated institutions and operating internationally.

APRA is regarded as a leading supervisory agency in the Asia and Pacific regions, and more broadly, and it provides a range of technical and other assistance to prudential supervisors in these regions.

Early release of superannuation benefits

APRA plays a role in preserving the integrity of Australia's retirement income policy by approving early release of superannuation benefits on specified compassionate grounds.  These grounds are defined in the Superannuation Industry (Supervision) Regulations.

Australian Securities and Investments Commission

ASIC is an independent statutory body established under the Australian Securities and Investments Commission Act 2001 (Cth).

ASIC administers the Corporations Act 2001 (Cth) (the "Corporations Act"), including the provisions governing the operation of companies in Australia, corporate fundraising, financial reporting, takeovers and compulsory buy outs and external administration/insolvency.

ASIC is also responsible for registering and supervising the operation of managed investment schemes.  The regulatory framework governing collective investment vehicles was reformed in 1998 through the passage of the Managed Investments Act 1998 (Cth).

ASIC has responsibility for the investor protection regime that applies to the provision of financial services.  The regime includes licensing, conduct and disclosure provisions that apply to financial services providers, as well as product disclosure provisions applicable to financial products.

Financial markets and clearing and settlement facilities are licensed by the relevant Minister.  ASIC is responsible for monitoring compliance by market and clearing and settlement facility licensees with the relevant legislative frameworks.  On 24 August 2009, the Government announced that ASIC will become responsible for supervision of real time trading on all of Australia's domestic licensed markets.  ASIC commenced performing this function on 1 August 2010.  The RBA is responsible for issuing financial stability standards for clearing and settlement facilities and it monitors compliance with those standards.  Australia's major licensed financial markets and clearing and settlement facilities are operated by ASX Limited and its subsidiaries.

ASIC is also responsible for administering the market misconduct provisions of the Corporations Act, which cover market manipulation, insider trading and misleading or deceptive conduct.

In line with the Council of Australian Governments' 2008 commitment to transfer credit regulation to the Commonwealth Government, ASIC became responsible for national credit regulation on 1 July 2010, which includes licensing of all credit providers and credit service providers.

Other Regulatory Entities

Australian Competition and Consumer Commission

The Australian Competition and Consumer Commission (the "ACCC") has responsibility for competition policy under the Trade Practices Act 1974 (Cth) (the "TPA").  This responsibility extends across the entire economy, including the financial sector.

The TPA prohibits anti-competitive arrangements between competitors, such as price fixing, market sharing and boycotts.

Industry regulation

The Australian Bankers' Association (the "ABA") is the national organisation of licensed banks in Australia.  Any body corporate duly authorised to carry on banking business in Australia and carrying on such banking business may become a member of ABA.

ABA is funded by its 23 member banks ranging from traditional retail, trading bank-style organisations to regional banks, foreign bank and wholesale banks.  Contributions to its operational expenditure are based on individual member bank's liabilities in Australia.

The ABA's revised Code of Banking Practice is the banking industry's customer charter on best banking practice standards.  The Code sets out the banking industry's key commitments and obligations to customers on standards of practice, disclosure and principles of conduct for banking services.  The Code applies to personal and small business bank customers.

Abacus–Australian Mutuals, the industry association for Australian credit unions, mutual building societies and friendly societies, also keeps industry codes to which its members are signatories.  Abacus members subscribe to codes establishing standards of service to customers.  Abacus developed a consolidated Mutual Banking Code of Practice that has applied to building societies and credit unions since 1 July 2009.

Signatories to the codes are obliged to respond to complaints about non-compliance, and the relevant external dispute resolution scheme can also hear and resolve such complaints.

The Financial System Regulatory Regime

The Australian Government is committed to increasing competition and contestability across the broad spectrum of financial products, without sacrificing the basic goals of safety and stability in the financial system.  The regulatory system enables the non-bank deposit-taking sector to provide a more effective source of competition for the banks in the retail market by operating under the same regulatory framework as banks.  These institutions are able to maintain commercial flexibility by retaining different corporate structures, including mutuality, and the terms 'building society' and 'credit union'.  The Government is also paving the way for greater future participation by non-traditional suppliers in financial services markets, where there is demonstrable congruity between financial and non-financial activities.  One example of this is 2002 reforms to credit card schemes, which established a new category of ADI, broadening the range of organisations authorised to provide credit card services.  This increased competition on incumbents from both credit card specialists and large payments-processing institutions.  Prudential controls, to ensure these new players do not increase systemic risk, apply.

Australia maintains a stable, competitive and efficient financial system that is not only positioned to compete strongly in the global economy, but also offers opportunities for those seeking to do business in Australia or to use Australia as a focal point for regional activities.

There is no restriction on the number of foreign banks that may apply for banking licenses.  The blanket ban on the takeover of domestic institutions has been removed although such applications are still assessed on a case by case basis under the Foreign Acquisitions and Takeovers Act 1975 (Cth) and the Financial Sector (Shareholdings) Act 1998 (Cth).

Foreign banks wishing to establish a retail bank in Australia may enter as a licensed subsidiary, subject to full prudential supervision.  They may also establish as a licensed foreign bank branch to conduct wholesale banking, as branches are restricted from accepting retail deposits below $250,000.  They may also establish as an unlicensed money market corporation or merchant bank.  As at 31 October 2010, there were 43 foreign owned banks operating in Australia, comprising 9 locally incorporated subsidiaries and 34 branches of foreign banks.

GOVERNMENT FINANCE

The basic provisions relating to the receipt and payment of public moneys of the Australian Government are set out in the Constitution and the Financial Management and Accountability Act 1997 (Cth) (the "FMA Act").  The FMA Act sets out requirements relating to the collection and custody of public money; accounting, reporting and audit; and borrowing and investment.  The Commonwealth Authorities and Companies Act 1997 (Cth) sets out separate financial and corporate governance requirements for corporations controlled by the Australian Government.  The general administration of Australian Government finances is the responsibility of the Minister for Finance and Deregulation.

Under the Constitution, all moneys or revenues received by the Australian Government form one Consolidated Revenue Fund, to be appropriated for the purposes of the Commonwealth of Australia.  All disbursements made from the Consolidated Revenue Fund must be made under appropriation made by the Parliament.

The financial statements and accounting records of each Australian Government agency and the consolidated financial statements of the Government must be audited by the Australian Auditor-General.  The Australian National Audit Office ("ANAO") supports the Auditor-General in conducting financial statement and performance audits.  All financial statements must be tabled in the Parliament by the responsible Minister within the relevant agency's annual report.  These financial statements are audited by the Auditor-General, who may also report to the Parliament on a wide range of other matters relating to public administration.

Federal Government Budget

As part of each annual budget, the Treasurer presents annual Appropriation Bills to the Parliament.  The Bills detail the purposes for which funds are to be expended by Government agencies.  Additional Appropriation Bills may be enacted by Parliament during the course of a fiscal year to provide funds for new expenditures approved by the Government after the passage of the annual budgetary Appropriation Bills.

The major part of the budget is appropriated under 'special' or 'standing' appropriations contained in special legislation that does not require annual re-enactment.  For example, the payment of social security benefits and pensions are provided for in this manner.

The Australian Government's main fiscal indicators are the 'underlying cash balance' and the 'fiscal balance' (respectively cash and accrual measures of government finance statistics net lending), with the predominant focus on the underlying cash balance for assessing the Government's fiscal strategy.  The move to accrual budgeting now means that the budget papers contain a complete set of accrual financial statements (i.e., an operating statement, a statement of assets and liabilities, and a statement of cash flows).

The framework within which fiscal policy is conducted is set out in the Charter of Budget Honesty Act 1998 (Cth).  The Charter provides a framework for the conduct of Government fiscal policy.  The purpose of the Charter is to improve fiscal policy outcomes.  The Charter provides for this by requiring fiscal strategy to be based on principles of sound fiscal management and by facilitating public scrutiny of fiscal policy and performance.

The key elements of the Australian Government's medium-term fiscal strategy are:

•	achieving budget surpluses, on average, over the medium-term;

•	keeping taxation as a share of GDP, on average, below the level for 2007-08; and

•	improving the Government's net financial worth over the medium-term.

Allowing the budget to vary in line with economic conditions is a key element of the fiscal strategy and makes an important contribution to macroeconomic policy.

To ensure that growth is supported in a way that is consistent with medium-term fiscal strategy, the Government committed in the February 2009 Updated Economic and Fiscal Outlook Statement released on 3 February 2009  ("2009 UEFO") to a two-stage fiscal strategy.  This was extended in the 2010-11 Budget to maintain continued expenditure restraint once the budget returns to surplus.

1.  Support the economy during the global recession

During the economic slowdown, the Government will continue to support the economy and jobs by:

•	allowing the variations in receipts and payments, which are naturally associated with slower economic growth, to drive a temporary underlying cash budget deficit; and

•
using additional spending to deliver timely, targeted and temporary stimulus, with the clear objective of other budget priorities and new policy proposals being met through a reprioritisation of existing policies.

2.  Deficit exit strategy as the economy recovers

As the economy recovers and grows above trend the Government will take action to return the budget to surplus by:

•	holding real growth in spending to 2% a year until the budget returns to surplus; and

•	allowing the level of tax receipts to recover naturally as the economy improves, while maintaining the Government's commitment to keep taxation as a share of GDP below the 2007-08 level on average.

3.  Continuing budget surpluses

Once the budget returns to surplus, and while the economy is growing at or above trend, the Government will maintain expenditure restraint by retaining a 2% annual cap on real spending growth, on average, until budget surpluses are at least 1% of GDP.

In 2007-08 and 2008-09, the underlying cash balance was $19.7 billion and -$27.1 billion, respectively.  The Australian Government's underlying cash deficit was $54.8 billion (-4.2% of GDP) in 2009-10.  In the 2010-11 MYEFO, Government underlying cash deficits of $41.5 billion (-3.0% of GDP) and $12.3 billion (-0.8% of GDP) were forecast for 2010-11 and 2011-12 respectively, and underlying cash surpluses of $3.1 billion (0.2% of GDP) and $3.3 billion (0.2% of GDP) were forecast for 2012-13 and 2013-14, respectively.

The Australian Government general government sector net debt for 2009-10 was -$42.3 billion (-3.3% of GDP).  The 2010-11 Budget projected net debt to total $41.8 billion (3.2% of GDP) in 2009-10.   In the 2010-11 MYEFO, net debt was projected to be 5.7% of GDP in 2010-11 and to peak at 6.4% of GDP in 2011-12.

The Government will finance the projected budget deficits by issuing Commonwealth Government Securities.  See "Government Finance—Domestic Issuance of Government Bonds" in this Description of the Commonwealth of Australia.

Commonwealth Budget Position as at 30 June 2010

In 2009-10, the Australian Government general government sector recorded an underlying cash deficit of $54.8 billion, or -4.2% of GDP.  The fiscal balance was in deficit by $52.9 billion, or -4.1% of GDP.

The following table sets out general government sector budget aggregates for each of the 2007-08, 2008-09 and 2009-10 fiscal years.

Table 29:  Australian Government general government sector budget aggregates
	2007-08(a)	2008-09(a)	2009-10
Accrual aggregates
Revenue (A$ billions)	303.7	298.9	292.8
Per cent of GDP	25.7	23.8	22.5
Expenses (A$ billions)	280.1	324.6	339.2
Per cent of GDP	23.7	25.9	26.1
Net operating balance (A$ billions)	23.6	-25.6	-46.5
Net capital investment (A$ billions)	2.6	4.1	6.4
Fiscal balance (A$ billions)	21.0	-29.7	-52.9
Per cent of GDP	1.8	-2.4	-4.1

Cash aggregates
Underlying cash balance (A$ billions)	19.7	-27.1	-54.8
Per cent of GDP	1.7	-2.2	-4.2

Balance sheet measures
Net debt (A$ billions)	-44.8	-16.1	42.3
Per cent of GDP	-3.8	-1.3	3.3
Net worth (A$ billions)	71.2	19.7	-44.8
Per cent of GDP	6.0	1.6	-3.4
(a)
Data for 2007-08 and 2008-09 fiscal years has been adjusted for accounting changes to ensure consistency where relevant.  For further information on these adjustments, see the following: 2009-10 Budget, Budget Paper No. 1, Statement 10; Final Budget Outcome 2009-10, Appendix B; MYEFO 2009-10, Appendix D; 2009-10 Budget, Budget Paper No. 1, Statement 10; 2010-11 Budget, Budget Paper No. 1, Statement 10.

Source: Final Budget Outcome 2009-10 and 2010-11 Budget.

Total Australian Government general government sector net worth declined by $64.5 billion in 2009-10 to around -$44.8 billion, largely reflecting the budget deficit.  Net debt increased by $58.4 billion in 2009-10 to around $42.3 billion or 3.3% of GDP (from -$16.1 billion or -1.3% of GDP in 2008-09).

The following table sets out general government sector revenue for each of the 2007-08, 2008-09 and 2009-10 fiscal years.

Table 30:  Australian Government general government sector revenue
	2007-08	2008-09	2009-10
	(A$ millions)
Individuals and other withholding taxes
Gross income tax withholding	114,700	117,086	119,922
Gross other individuals income tax	31,036	32,260	27,287
less: Individuals refunds	19,601	23,569	24,390
Total individuals and other withholding taxes	126,135	125,777	122,820
Fringe benefits tax	3,796	3,581	3,523
Company tax	64,790	60,705	53,193
Superannuation funds	11,988	9,227	6,182
Petroleum resource rent tax	1,871	2,099	1,297
Total income taxation revenue	208,579	201,389	187,016

Sales taxes	45,486	43,716	47,800
Excise duty
Petroleum and diesel	13,633	13,148	13,225
Other excise	9,893	11,171	11,323
Total excise duty	23,526	24,319	24,547
Customs duty	6,070	6,276	5,748
Other indirect taxes	2,567	2,954	2,889
Total indirect taxation revenue	77,650	81,389	80,984

Total taxation revenues	286,229	278,653	268,000

Interest income	5,558	5,124	4,430
Dividends, sales of goods and services and other non-taxation revenue	11,942	15,155	20,337
Total non-taxation revenue	17,500	20,280	24,767

Total revenue	303,729	298,933	292,767
Source:  Data for 2007-08 and 2008-09 fiscal years sourced from 2010-11 Budget, Budget Paper No. 1, Statement 5, Table C1, adjusting for accounting changes to ensure consistency where relevant, and unpublished Treasury data.  Data for 2009-10 fiscal year sourced from Final Budget Outcome 2009-10.

Total accrual revenue in 2009-10 was around $292.8 billion.

The table below provides information on general government sector expenses by function for each of the 2007-08, 2008-09 and 2009-10 fiscal years.

Table 31:  Australian Government general government sector expenses by function
	2007-08	2008-09	2009-10
	(A$ millions)
General public services
Legislative and executive affairs	961	728	840
Financial and fiscal affairs	6,102	6,331	6,845
Foreign affairs and economic aid	3,881	4,763	4,869
General research	2,146	2,237	2,358
General services	925	995	818
Governmental superannuation benefits	2,600	2,142	3,472
Defence	17,670	19,190	20,150
Public order and safety	3,506	3,558	3,593
Education	18,433	22,601	34,889
Health	44,397	49,146	51,426
Social security and welfare	97,842	124,581	109,197
Housing and community amenities	2,910	5,080	9,029
Recreation and culture	3,207	3,107	3,280
Fuel and energy	5,361	5,806	8,473
Agriculture, forestry and fishing	3,834	2,723	2,816
Mining, manufacturing and construction	1,410	1,911	1,630
Transport and communications	4,129	6,941	6,641
Other economic affairs
Tourism and area promotion	207	192	162
Labour and employment affairs	3,404	3,764	4,694
Other economic affairs	1,213	1,275	2,200
Immigration	1,102	1,276	1,571
Other purposes
Public debt interest	3,544	3,946	6,303
Nominal superannuation interest	6,011	6,715	6,687
General purpose intergovernmental transactions	45,277	45,248	47,157
Natural disaster relief	28	312	136
Contingency reserve(a)	8	0	0
Total expenses	280,109	324,569	339,239
(a)	Asset sale related expenses are treated as a component of the contingency reserve.
Source:  Data for 2007-08 fiscal year sourced from Final Budget Outcome 2007-08, adjusting for accounting changes to ensure consistency where relevant.  Data for 2008-09 fiscal year sourced from Final Budget Outcome 2008-09.  Data for 2009-10 fiscal year sourced from Final Budget Outcome 2009-10.

Total accrual expenses were around $339.2 billion in 2009-10.

General government sector net capital investment by function is set out in the table below.

Table 32:  Australian Government general government sector net capital investment by function
	2007-08	2008-09	2009-10
	(A$ millions)
General public services	372	223	590
Defence	1,478	3,028	4,136
Public order and safety	139	109	103
Education	4	5	26
Health	46	73	249
Social security and welfare	175	52	60
Housing and community amenities	159	-36	219
Recreation and culture	53	27	110
Fuel and energy	2	11	2
Agriculture, forestry and fishing	49	443	748
Mining, manufacturing and construction	9	-2	0
Transport and communications	5	13	35
Other economic affairs	99	114	154
Other purposes	2	4	0
Total net capital investment	2,593	4,064	6,433
Source:  Data for 2007-08 fiscal year sourced from Final Budget Outcome 2007-08, adjusting for accounting changes to ensure consistency where relevant.  Data for 2008-09 fiscal year sourced from Final Budget Outcome 2008-09.  Data for 2009-10 fiscal year sourced from Final Budget Outcome 2009-10.

Total net capital investment for 2009-10 was around $6.4 billion.

Commonwealth Investment in the National Broadband Network

NBN Co Limited ("NBN Co") was created on 7 April 2009 to build and operate a new National Broadband Network.  For further information regarding the specifications of the National Broadband Network, see "Major Industries—Information Media and Telecommunications—Telecommunications" in this Description of the Commonwealth of Australia.  NBN Co is a wholly-owned Australian Government company that has been prescribed as a Government Business Enterprise.  NBN Co is established and operating; however, certain of its operating arrangements will be clarified and guided by the passage of legislation in Parliament.

In August 2009, the Government commissioned McKinsey/KPMG to conduct an implementation study examining a range of issues relating to the National Broadband Network, including operating and governance arrangements for NBN Co, network design, ownership caps and scope for private sector investment.  The implementation study concluded that the National Broadband Network can be constructed within the $43 billion envelope identified by the Government in April 2009, even assuming the network does not have access to existing infrastructure.  The study also indicated that NBN Co will have a positive business case, and that NBN Co can expect to generate a rate of return that allows the Government to cover its cost of capital.

The implementation study recommended that private equity should not be introduced prior to privatisation, in order to allow the Government to retain policy and regulatory flexibility before introducing private sector equity investment.

The Government made provision in the 2010-11 Budget of $18.3 billion over the forward estimates (including $18.1 billion in equity) for the roll-out of the National Broadband Network, based on the recommendations of the implementation study.  On 20 June 2010, NBN Co announced that it had reached a Financial Heads of Agreement with Telstra to provide for access to Telstra facilities and the progressive migration of Telstra traffic onto the National Broadband Network, subject to regulator approval.  Telstra, NBN Co and the shareholder Australian Government agencies are now negotiating detailed Definitive Agreements.

The exact timing and quantum of Government funding for the National Broadband Network, including payments by the Government and NBN Co in relation to the agreement with Telstra on the rollout of the National Broadband Network, will be determined in the Government's response to the implementation study, and costs could arise as part of settlement of the Definitive Agreements between NBN Co and Telstra.

The Government has also committed to providing to Telstra, in conjunction with the Definitive Agreements, a guarantee for the financial obligations of NBN Co until NBN Co is fully capitalised.

For further information, see "Major Industries—Information Media and Telecommunications—Telecommunications".

Budget implications

NBN Co was established as a Government Business Enterprise and operates as a Public Non-Financial Corporation ("PNFC") charging economically significant prices.  Financial investments by the Commonwealth of Australia in PNFCs do not have a direct impact on the underlying cash balance. However, investments funded from borrowings have an indirect impact through public debt interest costs, which the Australian Government took into account in preparation of its 2010-11 Budget.

Pensions and Superannuation

Australia's Retirement Income System

Australia's retirement income system consists of three 'pillars':

•	a taxpayer-funded means-tested age pension for people who are unable to fully support themselves in retirement;

•	a minimum level of compulsory employer superannuation contributions made in respect of those in the workforce; and

•	voluntary private superannuation and other savings.

The age pension has been the cornerstone of Australia's retirement income system since 1909.  The age pension provides a modest retirement for those people who are unable to fully support themselves.  On 20 September 2009, the maximum single rate age pension increased by $32.50 per week and the maximum couple rate age pension increased by $10.15 per week.  The maximum pension payment to single pensioners, including supplements and indexation, has increased from $601.08 per fortnight on 1 July 2009 to $716.10 a fortnight from 20 September 2010.  Across the same period the maximum combined fortnightly pension payment to couple pensioners, including supplements and indexation, has increased from $983.08 to $1079.60.  The actual amount an eligible person receives depends on their other income and assets.

Employers are required to provide a prescribed minimum level of superannuation support each year for each of their eligible employees.  The prescribed minimum level of support is currently 9% of the employee's earnings.  This minimum prescribed amount is known as the Superannuation Guarantee.  Payments under the Superannuation Guarantee are contributed to a complying superannuation fund or retirement savings account to be accessed by the employee upon retirement.

Voluntary superannuation savings are encouraged through concessional taxation treatment and other incentives.

As of 30 June 2010, APRA estimated that total Australian superannuation assets amounted to $1.23 trillion.

On 2 May 2010, the Government announced its intention to introduce a number of superannuation reforms, which are subject to the passage of legislation in Parliament.  Under the reforms, from 1 July 2013, the Government would gradually increase the Superannuation Guarantee rate from 9 to 12%, in increments of 0.25 percentge points on 1 July 2013 and 1 July 2014, followed by increases of 0.5 percentage points every year thereafter until the rate reaches 12% by 1 July 2019.  The Government also announced its intention to extend the age limit for Superannuation Guarantee contributions from 70 to 75, with effect from 1 July 2013.

To provide greater flexibility for those nearing retirement, from 1 July 2012, the Government intends to increase the annual concessional contributions cap to $50,000 for workers aged 50 and over with total superannuation balances below $500,000.  This would double the $25,000 cap that was to apply from 1 July 2012, when the transitional arrangements end.  To support low income earners, the Government intends to provide a new superannuation contributions tax rebate of up to $500 annually for individuals on adjusted taxable incomes up to $37,000 from 1 July 2012, which is in addition to the co-contribution for low to middle income earners.  The Government anticipates that these changes to superannuation will increase the retirement incomes of Australians, and add $85 billion to Australia's pool of superannuation savings over the next ten years.

Superannuation for Commonwealth Employees

The Commonwealth of Australia operates and administers three main civilian superannuation schemes for Commonwealth sector employees.  The current scheme is the Public Sector Superannuation Accumulation Plan (the "PSSAP"), which was established by a trust deed under the provisions of the Superannuation Act 2005 (Cth).  PSSAP is a fully funded accumulation scheme.  PSSAP commenced on 1 July 2005 upon the closure of the Public Sector Superannuation Scheme (the "PSS") to new entrants.

The PSS commenced on 1 July 1990 upon the closure of the Commonwealth Superannuation Scheme (the "CSS") to new entrants.

At 30 June 2010, there were 17,941 contributors to the CSS and 117,835 contributors to the PSS and benefits were being paid to 115,258 CSS and 21,084 PSS pensioners.

The Commonwealth of Australia's estimated unfunded liability at 30 June 2010 for the CSS and PSS schemes was $91.1 billion.

In 2006, the Commonwealth established an investment fund known as the Future Fund to assist future Australian governments meet the cost of public sector superannuation liabilities by delivering investment returns on contributions to the Fund.   As of 30 September 2010, the value of the assets held by the Future Fund was $69.31 billion.

Taxation

Commonwealth, State and Local Governments levy taxes in Australia.  Australia has no estate or gift taxes, or separate social security levy, although taxpayers pay a Medicare levy of 1.5% of taxable income (and may also be subject to an additional Medicare levy surcharge if they exceed certain income thresholds and do not take out complying private health insurance (see "Government Finance—Taxation—Personal Income Tax" in this Description of the Commonwealth of Australia)).

Australia's Future Tax System

On 13 May 2008, the Treasurer announced a review of Australia's tax and transfer system to recommend how Australia could deal with the demographic, social, economic and environmental challenges of the 21st century.  The Australia's Future Tax System ("AFTS") review encompassed Australian Government and state taxes and interactions with the transfer system, while reflecting Government policy not to increase the rate or broaden the base of the goods and services tax ("GST").

The Government asked the review panel to bring forward its consideration of retirement income to March 2009 and report to Government.  The report, which was publicly released with the 2009-10 Budget, recommended an increase to the qualifying age for the age pension.  Legislation gradually increasing the qualifying age for the age pension from age 65 to age 67 by 1 January 2024 came into force on 29 June 2009.  For further information with respect to Australia's retirement income system, see "Government Finance—Pensions and Superannuation—Australia's Retirement Income System" in this Description of the Commonwealth of Australia.

The AFTS review panel delivered its report to the Treasurer in December 2009.  The Government publicly released the report and its response on 2 May 2010.  The Government announced adjustments to some elements of the Government's response in respect of resource taxes and the company tax rate on 2 July 2010.  The measures that the Government has announced it intends to adopt, subject to the passage of legislation in Parliament, are noted in the sections "—Business Tax Arrangements",  "Indirect Taxation—Resource taxes and royalties", "Government Finance—Pensions and Superannuation—Australia's Retirement Income System" and "Major Industries—Mining" in this Description of the Commonwealth of Australia.

Personal Income Tax

The Australian Government levies personal income tax, generally using the individual as the unit of assessment.  Income subject to tax assessment includes salary and wage income, allowances, dividends, interest, capital gains, business income, certain pension payments, rents, royalties, partnership income and distributions from trusts.

The period of assessment is generally 1 July to 30 June.  Income is assessed and deductions are allowed in the year they arise, although special rules apply for allowable capital expenditures.

Tax rate thresholds are not indexed.  Income tax rates and thresholds vary for 2009-10 and 2010-11 (Table 33).

Table 33:  Personal income tax rates and thresholds for residents
1 July 2009 to 30 June 2010		From 1 July 2010
Taxable income (A$)	Rate (%)	Taxable income (A$)	Rate (%)
0 - 6,000	0	0 - 6,000	0
6,001 – 35,000	15	6,001 – 37,000	15
35,001 – 80,000	30	37,001 – 80,000	30
80,001 – 180,000	38	80,001 – 180,000	37
180,001 +	45	180,001 +	45
Source: 2009-10 Budget, Budget Paper No. 1.

The personal income tax system is based on self assessment.  The tax system utilises a pay-as-you-go approach, where individuals generally pay instalments of their expected tax liability on their income from employment, business, or investment for the current income year through withholdings and instalment payments.  Australian residents for tax purposes pay tax on income derived from within Australia and overseas.  Income earned overseas and already taxed in the overseas jurisdiction is either exempt from Australian tax or attracts a tax offset.

Residents have access to the benefits of Medicare, and consequently most residents pay a Medicare levy of 1.5% of taxable income.  Residents may also be subject to an additional Medicare levy surcharge of 1.0% of adjusted income if they exceed certain income thresholds and do not take out complying private health insurance.

Australian resident taxpayers may be eligible for the low income tax offset (the "LITO") to reduce tax paid by low- and middle-income earners.  From 1 July 2010, the LITO increased from $1,350 to $1,500.  Taxpayers eligible for the full LITO will not pay income tax until their annual income exceeds $16,000 from 1 July 2011.

Taxpayers ineligible for the full LITO also benefit from its increase.  The LITO begins to phase out at a rate of four cents for each dollar of income over $30,000 so taxpayers with income over $30,000 may still benefit from some LITO.  For example, taxpayers will be able to receive some LITO on income up to $67,500 from 1 July 2010.

Similarly, the Government provides targeted taxation relief to senior Australians through the senior Australian tax offset (the "SATO").  Senior Australians who would, apart from the income test requirements, qualify for the Australian Age Pension (65 years for men and 64 years for women in 2010-11) may qualify for the SATO.  The SATO, when combined with the LITO, ensures that eligible single older Australians can have an income up to $30,685 from 1 July 2010 without paying income tax or the Medicare levy.

In general, employers also pay tax (at 46.5%) on the grossed-up (i.e., tax inclusive) value of fringe benefits they provide to employees.

Foreign residents are taxed differently to Australian residents.  See "Government Finance—Taxation—Australia's jurisdiction to tax: source and residence" in this Description of the Commonwealth of Australia.

Business Tax Arrangements

Corporate tax rate

The corporate tax rate is currently 30%.  This applies also to the corporate profits of a branch of an overseas company.  As part of its response to the AFTS review, on 2 July 2010 the Government announced its intention to reduce Australia's company tax rate to 29% from the 2013-14 income year and to allow small business companies to be eligible for this new rate in the 2012-13 income year.  See "—Small businesses".

Dividend imputation

The dividend imputation system ensures company income distributed to resident individual shareholders is not double taxed.  Franked dividends, effectively paid from previously taxed company income, carry an imputation credit for shareholders.  As part of its response to the AFTS review, the Government has indicated that it does not intend to remove the benefits of dividend imputation.

Capital gains tax

Where assets are held for at least 12 months, capital gains tax applies to 50% of capital gains on the assets for individuals and trusts, and 66⅔% for superannuation funds.  A range of business restructure roll-overs, including scrip-for-scrip takeovers between companies and between trusts, provide for the roll-over of capital gains arising from the restructure.  Several capital gains tax concessions apply to capital gains on the disposal of active small business assets.  The capital gains tax discount does not apply to gains made on assets that are held on revenue account or as trading stock.  Following the release of the AFTS review, the Government indicated that it does not intend to reduce the capital gains tax discount or change capital gains grandfathering arrangements.

Research and development

Eligible research and development ("R&D") expenditure attracts a 125% deduction and, for eligible companies, a 175% tax concession for additional R&D expenditure undertaken above the average level for the previous three years.

On 12 May 2009 the Government announced its intention to replace the existing R&D tax concession with a new R&D tax incentive based on a standard 40% tax offset and a refundable 45% tax offset for firms with annual turnover below $20 million.  Legislation to this effect is currently before Parliament.

Primary production

Special provisions for primary producers include income averaging.

Capital allowances

A uniform capital allowance system, based on the effective life of assets, applies except where specific treatments apply (for example, for primary producers, Australian films, computer software and R&D).

Amortisation at 4% per year applies to the capital costs of income-producing buildings for eligible industrial activities; hotels, motels and guest houses containing at least ten bedrooms; and apartments, units or flats where the taxpayer owns at least nine other units in the building.

Amortisation at 2.5% per year applies to the capital cost of other income-producing buildings and structural improvements, including roads, dams, bridges and buildings used for R&D activities.

Investment allowance

A temporary investment allowance referred to as the Small Business and General Business Tax Break is available for investments in new tangible depreciating assets costing at least $10,000 (or at least $1,000, in the case of small businesses).  The investment allowance provides an additional tax deduction where the taxpayer starts to hold or starts to construct the asset between 13 December 2008 and 31 December 2009 and has the asset installed ready for use by 31 December 2010.  The investment allowance is also available for expenditure incurred to modify or improve existing assets, provided this expenditure satisfies the other eligibility criteria.

Small businesses can claim an additional tax deduction equal to 50% of the cost of the asset.  For other businesses, a deduction of 30% or 10% of the cost of the asset is available.  The 30% deduction applies where the taxpayer starts to hold or construct the asset before 30 June 2009 and has the asset installed ready for use by 30 June 2010.  The 10% deduction is available where the taxpayer starts to hold or construct the asset between 1 July 2009 and 31 December 2009, and has the asset installed ready for use by 31 December 2010.

The legislation to implement the investment allowance, contained in the Tax Laws Amendment (Small Business and General Business Tax Break) Act 2009 (Cth), became law on 22 May 2009.

Small businesses

Small businesses, with an aggregated annual turnover of less than $2 million, can access concessions covering income tax (including capital gains tax and simplified capital allowances rules), goods and services tax, pay-as-you-go instalments and fringe benefits tax.  See "—Corporate tax rate".  Small businesses can also claim the temporary investment allowance discussed under "—Investment allowance" above at the 50% rate.

Under the Government's response to the AFTS review, from the 2012-13 income year, the Government intends that small business companies would be eligible for the new 29% corporate tax rate.  From the 2012-13 income year, small businesses would also be permitted to immediately write off assets valued at under $5,000 and write off most other assets in a single depreciation pool at a rate of 30%.

Superannuation

On 2 May 2010, the Government announced its intention to raise the Superannuation Guarantee gradually from 9% to 12%.  In 2013-14 and 2014-15, the Government intends to raise the Superannuation Guarantee by 0.25 percentage points.  These increases would be followed by increases of 0.5 percentage points each year until the Superannuation Guarantee reaches 12% in 2019-20.

From 1 July 2012, the Government intends to provide a contribution of up to $500 for workers with incomes up to $37,000 to ensure that no tax would be paid on superannuation guarantee contributions for those with incomes up to that amount in 2012-13.

Taxation of Financial Arrangements Stages 3 and 4

The Taxation of Financial Arrangements ("TOFA") Stages 3 and 4 , which was enacted by the Tax Laws Amendment (Taxation of Financial Arrangements) Act 2009 (Cth), covers, among other matters, accruals and other tax-timing rules as well as character-hedging rules.

Indirect tax

Goods and Services Tax

Goods and services tax ("GST") is a broad based value-added tax on most goods and services consumed in Australia.  It applies at a uniform rate of 10% on the supply or importation of taxable goods and services, based on the selling price.

The Australian Government collects GST revenue and distributes it to the States and Territories.  The GST rate and base can only be changed with unanimous support from State and Territory governments.

GST is levied on businesses at all stages of the production process.  Businesses are generally able to claim a credit for GST paid on business inputs.

Exemptions from GST include health, education and basic food.  GST is not levied on residential rents and financial services, but suppliers of these products and services generally cannot claim a credit for GST paid on production inputs.

Excise and customs duty

Excises are specific taxes on goods, including fuel, alcohol (except wine products) and tobacco.

An excise-equivalent customs duty applies to imports of excisable goods and is collected at the border usually from importers or owners of the goods.  Additionally, customs tariffs apply to a range of imported textiles, clothing and footwear, passenger motor vehicles and other imported goods including foods, chemicals, industrial supplies, machinery and equipment, and household electrical items.  Businesses are not credited for tariffs paid on their imports.

Excise rates for tobacco and alcohol (except wine products) are indexed twice a year to the consumer price index.

Tobacco is taxed on a per stick basis for cigarettes and cigars with a tobacco content up to and including 0.8 grams, or by overall weight of tobacco for other products.  Beer and spirits are taxed on alcohol volume, with different rates applying to beer depending upon alcohol-strength and packaging.  Spirits attract a higher rate than beer, while beer is also subject to a low alcohol threshold of 1.15% that does not attract duty.

Fossil fuels, primarily petrol and diesel, currently attract an excise of 38.143 cents per litre, which is not indexed.  Aviation fuel currently attracts a rate of 2.854 cents per litre.  Fuel tax credits currently apply to fuel used for certain off-road uses and for on-road use in heavy vehicles (vehicles with gross vehicle mass greater than 4.5 tonnes).

Wine equalisation tax

Wine is not subject to excise, but attracts a separate wine equalisation tax ("WET"), which applies as a percentage of the value of wine products.  The producer, importer or wholesaler normally pays 29% of the last wholesale price of wine.

A $500,000 WET producer rebate reduces the WET paid by small wine producers to zero.

Luxury car tax

The luxury car tax generally applies to the GST-exclusive value of a domestic or imported passenger vehicle exceeding a threshold, $57,180 (in the year ending 30 June 2010), at a rate of 33%.

Luxury car tax concessions are available to certain fuel efficient cars and four wheel drives acquired by primary producers and eligible tourist operators.  In response to the release of the AFTS review, the Government has indicated that it does not intend to abolish the luxury car tax.

Resource taxes and royalties

Specific resource taxes and royalties currently apply to the extraction of oil and gas.

On 2 July 2010, the Australian Government proposed a new Minerals Resource Rent Tax ("MRRT") regime, which would apply to all existing and new iron ore and coal projects in Australia from 1 July 2012, and the extension of the existing Petroleum Resource Rent Tax ("PRRT") regime to all Australian onshore and offshore oil and gas projects, including the North West Shelf, commencing on 1 July 2012. The implementation of the MRRT and the extension of the existing PRRT regime would require the passage of legislation through the Parliament.

Under the proposed MRRT, Australian iron ore and coal projects would be subject to a 30% tax on assessable profits calculated based on the value of the commodity, determined at its first saleable form, less all costs to that point.  The MRRT would provide a 25% extraction allowance, reducing taxable profits subject to the MRRT in recognition of the value added through mining expertise.  The MRRT would provide for transferability of deductions and the carrying forward of unutilised losses under specified conditions.  Investment following 1 July 2012 would be subject to immediate write off, rather than depreciation over a number of years, meaning that a new project would only become liable for MRRT after sufficient profits to pay off the up front investment have been realised.  The MRRT would recognise past investments through either a credit calculated based on the market value of the investment written down over a period of up to 25 years, or the current written down book value of project assets, excluding the value of the resource, written off over 5 years and uplifted at the long term bond rate plus 7%.  Taxpayers with resource profits below $50 million per annum would not have an MRRT liability.

The proposed extension of the PRRT, which currently only applies to offshore petroleum projects, to all oil, gas and coal seam methane projects onshore and offshore Australia would ensure equitable treatment for all oil and gas projects.  The extended PRRT would apply a headline tax rate of 40%.  Existing features of the PRRT, including a range of uplift allowances for unutilised losses and capital write offs, immediate expensing for expenditure and limited transfer of the tax value of losses, would continue to apply.  Transition provisions would be provided for oil and gas projects moving into the PRRT regime, allowing for utilisation of either market value or written down book value as the starting base for project assets.

The proposed MRRT and the extended PRRT would provide resource entities with a credit for State and Territory royalties and resource taxes paid.

On 2 July 2010, the Australian Government also announced the establishment of a Policy Transition Group to oversee the development of the detailed technical design parameters and implementation of the MRRT and the extended PRRT.

Other taxes

A range of Australian government departments administer a broad range of smaller taxes, including charges for notional cost recovery, penalties, levies and licence fees.

Agricultural products attract more than 60 separate levies; this revenue funds services and research in specific agricultural industries.

Australia's jurisdiction to tax: source and residence

The taxation of income in Australia is principally determined on the basis of whether the entity is an Australian resident or a foreign resident for tax purposes.  Australian residents are taxed on their worldwide income whereas foreign residents are taxed only on income sourced in Australia.

Double taxation

Double taxation is caused by overlapping tax jurisdictions arising from the application of the source and residence principles noted above.  For example, two countries may seek to tax the same income.  Relief from double taxation is typically provided under domestic law by either: (i) exempting the income from domestic tax, or (ii) crediting the foreign tax paid on that income against domestic tax.  Australia also allows a deduction for foreign tax paid under certain limited circumstances.  In addition to domestic law, bilateral tax treaties contain rules designed to eliminate double taxation.

Australia's tax treaties allocate taxing rights between the residence (of the person) and source (of the income) countries and require the former to eliminate double taxation when there are competing taxing rights.  They also provide an agreed basis for allocating the income and expenses of multinational groups operating in both countries. In addition, they authorise administrative cooperation to prevent fiscal evasion and to assist in the collection of tax debts.  Australia has signed 44 comprehensive bilateral tax treaties, based on the OECD Model Tax Convention on Income and on Capital.

Integrity rules

Thin capitalisation

Thin capitalisation rules aim to prevent undue exploitation by Australian and foreign multinational enterprises of the different tax treatment that applies to the payment of interest versus dividends; taxpayers can deduct interest but not dividends.  The rules prevent excessive debt financing (as opposed to equity financing) of Australian entities, by disallowing the interest expense if the debt finance exceeds certain limits.  The rules apply to:

•	Australian entities that operate internationally and some of their associates;

•	Australian entities that are foreign controlled; and

•	foreign entities that operate in Australia.

The rules do not apply to entities: (i) with an annual debt deduction of $250,000 or less; (ii) that are outward investing Australian entities at least 90% of whose assets are Australian assets; or (iii) that are qualifying special purpose (securitisation) entities.

Transfer pricing

The transfer pricing rules are designed to ensure that Australian and foreign multinational enterprises price their related party international dealings in accordance with the arm's length principle.  The aim is to prevent profit shifting between associated enterprises located in different jurisdictions to ensure taxable Australian profits are commensurate with the economic value added in Australia.

Foreign source income anti-tax-deferral (attribution) regimes

Australia's attribution regimes consist of:

•	the controlled foreign company rules; and

•	the transferor trust rules.

These rules are designed to ensure residents cannot defer or avoid Australian tax by accumulating income offshore.  They tax residents on an accruals basis on their share of income accumulating offshore.

On 12 May 2009, the Australian Government announced its intention to reform the foreign source income attribution rules.  The reforms are intended to better balance the integrity objective of the rules with other objectives such as efficiency, equity, simplicity and low compliance costs.  As part of these reforms, the Government has announced its intention to introduce a narrow anti-avoidance rule targeting roll-up of accumulation funds.

Tax information exchange agreements

A tax information exchange agreement ("TIEA") is a bilateral agreement to establish a legal basis for the exchange of taxpayer information, for both civil and criminal tax purposes.  Australia has signed 25 TIEAs with low-tax jurisdictions.

Commonwealth-State Financial Relations

Commonwealth-State financial relations involve the provision of Australian Government financial assistance to the States and Territories and oversight by the Australian Loan Council of government borrowings.

The States and Territories receive significant financial support from the Commonwealth of Australia.  As at the 2010-11 MYEFO, Commonwealth payments to the States and Territories for 2010-11 were estimated to total $95.3 billion, comprising general revenue assistance, including GST payments, of $48.0 billion and payments for specific purposes of $47.3 billion.  Payments to the States and Territories in 2010-11 are estimated to decrease by $1.9 billion (-2.0%) compared with the payments the States and Territories received in 2009-10.  This decrease is primarily due to the staged withdrawal of the Government's economic stimulus package spending.  See "Economic Outlook—Commonwealth Responses to the Global Financial Crisis" in this Description of the Commonwealth of Australia.

General revenue assistance is a broad category of payments that are provided to the States and Territories without conditions to spend according to their own budget priorities.  The Commonwealth of Australia also provides payments to the States and Territories for specific purposes in order to pursue important national policy objectives in areas that may be administered by the States and Territories.

As agreed by the Council of Australian Governments in the Intergovernmental Agreement on Federal Financial Relations, GST payments, which were estimated as at the 2010-11 MYEFO to total $47.0 billion in 2010-11, are distributed among the States and Territories in accordance with the principle of horizontal fiscal equalisation.  Under this principle, States and Territories receive funding from the Commonwealth of Australia such that, if each made the same effort to raise revenue from its own sources and operated at the same level of efficiency, each would have the capacity to provide services and the associated infrastructure at the same standard level.

On 20 April 2010, the Council of Australian Governments, with the exception of Western Australia, announced the establishment of a National Health and Hospitals Network.   The Commonwealth is continuing discussions with Western Australia in relation to its participation in the National Health and Hospitals Network.  The implementation of the National Health and Hospitals Network would require the passage of legislation through the Parliament.

The proposed National Health and Hospitals Network combines reforms to the financing of the Australian health and hospital system with major changes to the governance arrangements between the Commonwealth and the States and Territories to deliver better health and hospital services.

Under the National Health and Hospitals Network, the Commonwealth, rather than the States and Territories, would become the majority funder of the Australian public hospital system. The Commonwealth would fund:

•	60% of the efficient price of every public hospital service provided to public patients;

•	60% of recurrent expenditure on research and training functions undertaken in public hospitals;

•	60% of capital expenditure, on a "user cost of capital" basis where possible; and

•	over time, up to 100% of the efficient price of "primary health care equivalent" outpatient services provided to the public.

The Commonwealth would also take on full policy and funding responsibility for primary health care and aged care (other than in Victoria).

The Commonwealth intends to fund its increased responsibilities through a combination of:

•	funding sourced from the current National Healthcare Specific Purpose Payment;

•	the Commonwealth retaining an agreed amount of GST to be dedicated to health and hospital services; and

•	from 2014-15, an additional top-up payment to be paid by the Commonwealth, reflecting its greater responsibility for financing growth in health costs.

Under the proposal, from 2011-12 to 2013-14, the amount of GST dedicated to health and hospital services will be the amount required in addition to the funding sourced from the existing National Healthcare Specific Purpose Payment in each State or Territory to fund 60% of the efficient price of public hospitals, take full funding responsibility for general practitioner and primary health care services undertaken by States and Territories, and the net additional cost to the Commonwealth from changes in roles and responsibilities for the Home and Community Care program and related programs.  The amount of GST retained by the Commonwealth, and dedicated to health and hospital services, will be fixed in 2014-15, based on 2013-14 costs, and indexed at the rate of overall GST growth.

From 2014-15, an additional Commonwealth top-up payment would be provided, reflecting that hospital costs have been growing at close to 10% per annum and are expected to grow at around 8% per annum over the medium term.  This means that hospital costs are expected to outpace growth in GST by around 6% per annum, as well as growth in the existing National Healthcare Specific Purpose Payment.

Under the proposal, the Commonwealth has agreed to pay no less than $15.6 billion in top-up payments between 2014-15 and 2019-20.  If the amount required to fund the Commonwealth's hospital and primary care commitments is less than $15.6 billion, the residual amount would be paid to the States and Territories to fund any health services that will assist in ameliorating the growth in demand for public hospital services.

In addition, the Commonwealth would also provide the States with funding of up to $3.4 billion though the National Health & Hospitals Network—Improving Public Hospital Services National Partnership Agreement.

The Australian Loan Council

The Australian Loan Council is a Commonwealth-State ministerial council that coordinates public sector borrowing.  The Loan Council consists of the Prime Minister of Australia and the Premier/Chief Minister of each State and Territory.  However, in practice each member is represented by a nominee, usually the Treasurer of that jurisdiction, with the Commonwealth Treasurer as Chair.

Current Loan Council arrangements operate on a voluntary basis and emphasise transparency of public sector financing rather than adherence to strict borrowing limits.  These arrangements are designed to enhance financial market scrutiny of public sector borrowing and facilitate informed judgments about each government's financial performance.

The Loan Council traditionally meets annually in March to consider jurisdictions' nominated borrowings for the forthcoming year.  As part of the agreed arrangements, the Loan Council considers these nominations, having regard to each jurisdiction's fiscal position and the macroeconomic implications of the aggregate figure.

Since 2009-10, the role of the Loan Council has expanded to include reporting on the macroeconomic implications of proposed expenditure from the Building Australia Fund, the Health and Hospitals Fund and the Education Investment Fund.

The Loan Council also provides an additional level of scrutiny regarding the use of the Australian Government Guarantee of State and Territory Borrowing.

In March 2010, the Commonwealth Government nominated, and the Loan Council endorsed, a Loan Council Allocation deficit for 2010-11 of $51.0 billion.  In the 2010-11 MYEFO, the Commonwealth Government updated the 2010-11 estimate to a deficit of $51.7 billion.

Domestic Issuance of Government Bonds

While persistent fiscal surpluses in years prior to 2008-09 removed the need to borrow for budget funding purposes, the Australian Government continued to issue Treasury Bonds in order to maintain an active Treasury Bond market and to support the market in Treasury Bond futures contracts.  These two markets are used in the pricing and hedging of a wide range of financial instruments and in the management of interest rate risks by market participants.  These markets provide additional diversity to the financial system and contribute to a lower cost of capital in Australia.

On 3 February 2009, the Australian Government released the 2009 UEFO.  Consistent with the forecasts contained in the 2009 UEFO, on 4 February 2009 the Australian Office of Financial Management ("AOFM") increased its issuance of Treasury Bonds.

Since the release of the 2009 UEFO, the AOFM has conducted two Treasury Bond tenders most weeks (generally on a Wednesday and a Friday).  Between the release of the 2009 UEFO and the 2009-10 Budget, the amount offered at each tender was in the range of $500 million to $700 million.  On 12 May 2009, updated economic and fiscal forecasts were released by the Government in its 2009-10 Budget.  In line with the release of this publication, the Treasury Bond tenders offered by the AOFM over the remainder of 2008-09 were for up to $800 million each.  In selecting bond lines to be offered at tender the AOFM has consulted with bond market participants.

The total face value amount of Treasury Bonds on issue at end-September 2010 was $131.4 billion, an increase of around $45.1 billion on end-September 2009.

Issuance of Treasury Bonds in the 2009-10 financial year totalled approximately $52 billion in face value terms.

Treasury Bond issuance in 2010-11 is expected to be between $50 billion and $55 billion.  After accounting for maturities of $18.8 billion this represents a net increase of between $31 billion and $36 billion in the face value amount of Treasury Bonds on issue.  The face value amount of Treasury Bonds on issue at end-June 2011 is expected to be between $156 billion and $161 billion.

In 2010-11 tenders are expected to be held on Wednesdays and Fridays, with details of the bond lines and amounts to be offered in a particular week announced at noon on the Friday of the preceding week. The face value amount offered at each tender is projected to be in the range of $500 million to $1.2 billion.

Issuance in 2010-11 has featured new Treasury Bond lines maturing in 2014 and 2016 and is expected to also include additional new Treasury Bond lines maturing in 2018 and 2025.

There is expected to be a large within-year financing requirement as a result of differences in the timing of Budget receipts and expenditures.  In the period ahead, Treasury Notes are planned to be used to assist with the management of short-term financing requirements.  In addition, the AOFM may also use repurchase arrangements on its holdings of term financial assets for this purpose.

Treasury Note issuance was recommenced by the AOFM on 5 March 2009.  The total face value amount of Treasury Notes on issue at end-September 2010 was $17.1 billion, an increase of $5.2 billion on end-September 2009.

The volume of Treasury Notes on issue varies depending on the flows of Australian Government receipts and expenditures.  The Government plans to keep at least $10 billion of Treasury Notes on issue at all times so as to maintain a liquid market.

As at 30 June 2010 the volume of Treasury Notes on issue was $11 billion.  The volume on issue at the end of 2010-11 is now projected to be broadly comparable to this, in which case Treasury Notes will not contribute substantially to overall funding for the financial year as a whole.

On 7 August 2009, following consultations with financial market participants, the AOFM announced that it would resume the issuance of Treasury Indexed Bonds, which were last issued in 2003.  Between September 2009 and 30 September 2010, $7.8 billion of Treasury Indexed Bonds were issued.

The total face value amount of Treasury Indexed Bonds on issue at end-September 2010 was $12.3 billion, an increase of $6.3 billion on end-September 2009.

Issuance of Treasury Indexed Bonds in 2010-11 is expected to be between $3 billion and $3.5 billion.  A new line maturing in 2030 was issued via a syndicated offering in September 2010.

The face value amount of Treasury Indexed Bonds on issue at end-June 2011 is expected to be around $14 billion.

As at 30 September 2010, the Australian Government had not borrowed directly in foreign currencies since 1987, and had only $6.3 million of outstanding borrowings denominated in foreign currencies.

On 7 April 2009, the Government announced that its investment in NBN Co would be partly funded through the issuance of Aussie Infrastructure Bonds to both Australian household and institutional investors.  In 2010-11, $300 million of this investment will be financed by Aussie Infrastructure Bonds.

The component of this funding to be provided by institutional and other wholesale investors will be through the issue of Commonwealth Government Securities as part of the Government's overall debt issuance program.  These bonds will not be separately identified from other Commonwealth Government Securities at the time of issue, but will be reported in the annual budget statements.

Consideration is currently being given to offerings of Aussie Infrastructure Bonds for Australian household investors.

Guarantees and Other Contingent Liabilities

Loan Guarantees by the Commonwealth

It is current practice for Commonwealth-owned instrumentalities to borrow directly rather than for the Australian Government to borrow on their behalf.  The Financial Management and Accountability Act 1997 (Cth) (the "FMA Act") allows all Government Ministers to issue loan guarantees on behalf of the Australian Government using executive authority under the Australian Constitution, subject to the authorisation of the Minister for Finance and Deregulation.  However, the governing legislation of some Commonwealth statutory authorities provides the Treasurer specifically with the discretionary power to guarantee their borrowings, reflecting legislative arrangements prior to the introduction of the FMA Act.

The number of new loan guarantees provided by the Australian Government has declined in recent years, reflecting a policy that Commonwealth instrumentalities engaged in business enterprises should approach capital markets on a basis more comparable with private businesses.

The Australian Government guarantees the due payment by Australia's export credit agency, the Export Finance and Insurance Corporation ("EFIC"), of money that is, or may at any time become, payable by EFIC to any body other than the Australian Government.  The Australian Government also has in place a $200 million callable facility available to EFIC on request to cover liabilities, losses and claims.

The following table shows, in summary form, information relating to borrowings supported by specific Commonwealth guarantee and other indemnities and contingencies as at 30 June 2007, 2008 and 2009.

Table 34:  Quantifiable Contingent Losses
	At 30 June 2007	At 30 June 2008	At 30 June 2009
	(A$ millions)
Guarantees	302	285	277
Indemnities	581	588	555
Uncalled shares/capital subscriptions	6,462	5,720	6,766
Claims for damages/costs	417	148	232
Other contingencies	96	117	123
Total quantifiable contingent losses	7,858	6,858	7,953
Less quantifiable contingent gains	77	80	166
Net quantifiable contingencies	7,781	6,788	7,787
Source: Commonwealth Consolidated Financial Statements for the years ended 30 June 2008 and 30 June 2009.

Commonwealth Initiatives to Enhance the Stability of the Australian Financial System

In order to promote financial system stability and ensure the continued flow of credit throughout the economy at a time of heightened turbulence in the international capital markets, the Australian Government implemented:

•	the Financial Claims Scheme establishing:

	–	measures under Division 2AA of the Banking Act 1959 (Cth) to:

		:	protect account-holders' deposits made with eligible ADIs (other than foreign ADIs), and interest accrued on such deposits, to a total maximum value of $1,000,000 per account-holder per ADI; and

		:	facilitate prompt payout of deposits protected under the Financial Claims Scheme to account-holders in the event that an ADI fails; and

–
measures under Part VC of the Insurance Act 1973 (Cth) to facilitate the payment of moneys payable under valid claims made by eligible claimants against a general insurer that has become insolvent; and

•	the Guarantee Scheme for Large Deposits and Wholesale Funding, a voluntary scheme allowing:

–
ADIs (other than foreign ADIs) to apply to have deposit balances of greater than $1,000,000 per customer per ADI and certain non-complex senior unsecured debt instruments with maturities of up to 60 months; and

–
foreign ADIs to apply, subject to satisfaction of certain conditions, to have certain deposits held by Australian residents at call or with maturities up to and including 31 December 2009 and certain non-complex senior unsecured short-term debt instruments having maturities up to 15 months, in each case that satisfied the eligibility criteria set out in the scheme rules relating to the ADI Guarantee Scheme, guaranteed by the Commonwealth of Australia.

The ADI Guarantee Scheme closed to new issuance of wholesale liabilities and acceptance of additional deposit funds on 31 March 2010.

The key elements of the schemes are as follows:

Financial Claims Scheme

•	The Commonwealth of Australia is:

	–	guaranteeing new and existing deposits in eligible ADIs (other than foreign ADIs), and interest accrued on such deposits, up to a limit of $1,000,000 per account-holder per ADI; and

	–	facilitating prompt payout of deposits protected under the Financial Claims Scheme to account-holders in the event that an ADI fails for a period of three years ending 12 October 2011 with no direct charge to account holders;

•	The Commonwealth of Australia is facilitating the payment of moneys payable under valid claims made by eligible claimants against a general insurer that has become insolvent;

Guarantee Scheme for Large Deposits and Wholesale Funding

•
The Commonwealth of Australia guaranteed new and existing deposits in ADIs (other than foreign ADIs) of greater than $1,000,000 during the continuance of the ADI Guarantee Scheme upon application and for a fee;

•
The Commonwealth of Australia guaranteed on an issue by issue basis certain non-complex senior unsecured short-term (maturities up to 15 months) and term funding (maturities of 15 months up to 60 months) debt instruments of ADIs (other than foreign ADIs) upon application and for a fee;

•
With respect to foreign ADIs, subject to satisfaction of certain conditions, the Commonwealth of Australia guaranteed certain deposits held by Australian residents at call or with maturities up to and including 31 December 2009 and certain non-complex senior unsecured short-term debt instruments having maturities up to 15 months upon application and for a fee.

On 7 February 2010, the Australian Government announced:

•
24 March 2010 as the final date on which ADIs could apply for Eligibility Certificates under the ADI Guarantee Scheme in respect of eligible debt instruments and eligible deposits (the "ADI Guarantee final application date"); and

•
31 March 2010 as the final date on which ADIs could issue debt instruments guaranteed under the ADI Guarantee Scheme and the final date on which further guaranteed deposits could be accepted (the "ADI Guarantee final issuance date").

Guaranteed liabilities existing on the ADI Guarantee final issuance date remain guaranteed in accordance with their terms.

The announcement with respect to the ADI Guarantee Scheme does not affect the Financial Claims Scheme, which will continue to protect account holders' eligible deposits of up to $1,000,000 until the cap is reviewed in October 2011.

Reporting under the Guarantee Scheme for Large Deposits and Wholesale Funding

The Reserve Bank of Australia has established and maintains a website, currently www.guaranteescheme.gov.au, to provide information with respect to the operations of the ADI Guarantee Scheme by identifying guaranteed liabilities by ADI, issue size, date of extension of the guarantee, liability class, currency, program/product name, security identifier and maturity.  The contents of the website are not incorporated by reference into this Description of the Commonwealth of Australia.  The Reserve Bank of Australia prepares monthly reports with respect to the operations of the ADI Guarantee Scheme.  The Government also provides six-monthly reports to the Australian Parliament detailing:

•	the aggregate amount of guaranteed liabilities;

•	any calls made under the ADI Guarantee Scheme for payment; and

•	any payments by the Commonwealth of Australia under the ADI Guarantee Scheme.

As at 30 September 2010, total average daily guaranteed liabilities of all ADIs under the ADI Guarantee Scheme were estimated at $153.9 billion.  This comprised an estimated $4.8 billion of large deposits and an estimated $149.2 billion of wholesale funding.

Commonwealth Guarantee of State and Territory Borrowing

On 24 July 2009, in order to support the capacity of Australian State and Territory governments to access credit markets, the Government of the Commonwealth of Australia implemented the Australian Government Guarantee of State and Territory Borrowing.

The key elements of the State Guarantee Scheme are as follows:

•
The Commonwealth of Australia will guarantee the liabilities of each relevant State or Territory in relation to certain non-complex, Australian dollar-denominated debt securities issued in respect of borrowing of such State or Territory (and not in support of borrowing for non-government owned entities) having maturities of up to 180 months upon application and for a fee;

•	The States and Territories will be able to apply for a guarantee of both existing stock of eligible State and Territory securities and future issuances;

•
States and Territories whose liabilities in respect of specific debt securities issued in respect of borrowing of such State or Territory (either directly or through a guarantee of the liabilities of a relevant Issuing Entity, to the extent a separate Issuing Entity is utilised) are guaranteed under the State Guarantee Scheme will provide a counter-indemnity deed indemnifying the Commonwealth of Australia against all liabilities, costs and expenses that it may incur in consequence of or arising from the guarantee;

•
A fee will be payable by the State or Territory to the Commonwealth for the provision of the guarantee.  The fee for new issuances will be set at 30 basis points for States and Territories with a AAA credit rating and 35 basis points for States and Territories with a AA+ credit rating.  The fee for existing stock will be set at 15 basis points for States and Territories with a AAA credit rating and 20 basis points for States and Territories with a AA+ credit rating.  The Commonwealth of Australia can vary the fee;

•	The States and Territories have approximately $148 billion worth of existing securities on issue.

•
The deed of guarantee relating to the State Guarantee Scheme will terminate at midnight on the date which is 186 calendar months after 31 December 2010, the final issuance date notified by the Commonwealth of Australia to the States and Territories as the last day on which State and Territory securities subject to the State Guarantee Scheme may be issued (unless such date of termination is extended by the Commonwealth of Australia in accordance with the scheme rules relating to the State Guarantee Scheme), but without prejudice to the rights of any beneficiary in respect of a valid claim under the State Guarantee Scheme lodged prior to that time.

On 7 February 2010, the Australian Government announced the closure of the State Guarantee Scheme.  The State Guarantee Scheme will close to new issuance of guaranteed liabilities on 31 December 2010.

The Government has set 31 December 2010 as the final day on which an Issuing Entity can issue debt securities the liabilities of the relevant State or Territory in respect of which are guaranteed under the State Guarantee Scheme (the "State Guarantee Final Issuance Date").

Guaranteed liabilities under the State Guarantee Scheme which exist on the State Guarantee Final Issuance Date will remain guaranteed in accordance with their terms.

Reporting under the Guarantee of State and Territory Borrowing

The Reserve Bank of Australia has established and maintains a website, currently www.stateguarantee.gov.au, to provide information with respect to the operations of the State Guarantee Scheme by identifying guaranteed liabilities by issuing entity and State or Territory, issue size, date of extension of the guarantee, liability class, program/product name, security identifier and maturity.  The Reserve Bank of Australia prepares monthly reports with respect to the operations of the State Guarantee Scheme.

As at 30 September 2010, guaranteed liabilities of all States and Territories under the State Guarantee Scheme totalled approximately $62.0 billion.

Other Contingent Liabilities and Undertakings

The Australian Government has contingent liabilities with various international financial institutions.  As at 30 September 2010, Australia's uncalled capital subscriptions totalled US$2.8 billion (approximately A$2.9 billion) for the IBRD, SDR 5.8 billion (estimated value A$9.4 billion) for the ADB, US$26.5 million (approximately A$27.4 million) for the MIGA and €147.5 million (approximately A$207.1 million) for the EBRD.  In addition, the undrawn portion of promissory notes issued and payable on demand in respect of maintenance-of-value obligations to the capital of the IBRD amounted to US$42.6 million (approximately A$44.0 million) as at 30 September 2010.  Promissory notes have also been issued by the Australian Government as successive quota subscriptions to the IMF and in order to maintain the value of the IMF's holdings of Australian dollars in SDR terms.  At 30 September 2010, the undrawn portion of lodged promissory notes issued for these purposes amounted to A$4.1 billion.

Australia has made a line of credit available to the IMF under its New Arrangements to Borrow ("NAB") since 1998.  In line with G-20 Leaders' commitments, Australia has agreed to join with other countries to increase its credit line under an expanded NAB.  Australia's contribution to the expanded NAB will be by way of a SDR4.4 billion contingent loan (estimated value A$7.1 billion as at 30 September 2010), replacing Australia's existing SDR801.3 million commitment.  This will help ensure that the IMF has the resources available to maintain stability and support recovery in the global economy.  The funds would be drawn upon by the IMF only if needed to supplement the IMF's usual quota resources and would be repaid in full with interest.

The Australian Government will contribute to the IBRD's capital increase announced in April 2010.  Australia's contribution of paid-in capital will be US$51.6 million (approximately A$53.4 million) and will be paid over a five year period from 2011-12.  Australia will also subscribe to a further US$808.3 million (approximately A$836.1 million) in callable capital.

The Australian Government has committed to contributing to the ADB's fifth general capital increase.  Australia will contribute total paid-in capital of US$197.6 million (approximately A$204.4 million) over a ten year period.  Australia has made its first payment towards this general capital increase, with the remaining amount outstanding as at 30 September 2010 being US$158.1 million.

The Australian Government will participate in the general capital increase at the EBRD announced in May 2010 and will increase its uncalled capital subscription so that it totals €237.5 million (approximately A$333.6 million).

As at 30 September 2010, the Australian Government had liabilities of A$1.2 billion to existing replenishments of the ADF, the IDA (including with respect to the Heavily Indebted Poor Countries initiative) and the Global Environment Facility.  These liabilities are covered by the instruments of commitment that were signed at the time of pledging.  Promissory notes will be lodged regularly over the life of the replenishment to enable the draw-downs to occur in line with the agreement timetable for cash disbursements.

The Australian Government has also made up to US$1 billion available to the Government of Indonesia in 2010 in the form of a standby loan facility, to be drawn down should Indonesia be unable to raise sufficient funds on global capital markets due to the impact of the global recession.  Possible drawdown of the facility will be dependent on a request from the Indonesian Government and subject to applicable criteria being satisfied.  Any funds provided would be repayable in full with interest.

PUBLIC DEBT

The following table provides an account of all Commonwealth Government Securities on issue as of 30 September 2010.

Table 35:  Government securities on issue in Australian dollars
	Date of Issue	Date of Maturity	Interest Rate (% Per Annum)	Outstanding 30 September 2010 (A$ '000)
Treasury Fixed Coupon Bonds(a)
	From Aug 1998	15 Jun 2011	5.75	11,198,687
	From Dec 2006	15 Apr 2012	5.75	14,055,000
	From Feb 2010	15 Nov 2012	4.75	6,100,000
	From May 2000	15 May 2013	6.50	15,498,400
	From Jun 2010	15 Dec 2013	5.50	5,100,000
	From Jul 2008	15 Jun 2014	6.25	11,299,000
	From Oct 2010	15 Oct 2014	4.50	1,250,000
	From May 2002	15 Apr 2015	6.25	13,348,000
	From Jul 2010	15 Jun 2016	4.75	4,600,000
	From Jun 2004	15 Feb 2017	6.00	13,248,000
	From Jul 2006	15 Mar 2019	5.25	11,397,500
	From Apr 2009	15 Apr 2020	4.50	9,947,000
	From Sep 2007	15 May 2021	5.75	10,100,000
	From June 2010	15 Jul 2022	5.75	4,300,000
Total Treasury Fixed Coupon Bonds(b)				131,441,587

Treasury Indexed Bonds
	1994 – 2003; From Feb 2010	20 Aug 2015	4.00	2,995,800
	1996 – 2002; From Nov 2009	20 Aug 2020	4.00	3,473,200
	From Sep 2009	20 Sep 2025	3.00	4,610,000
	From Sep 2010	20 Sep 2030	2.50	1,260,000
Total Treasury Indexed Bonds				12,339,000(c)

Treasury Notes(a)	Various	Various	(d)	17,100,000

Miscellaneous Securities(e)	Various	Various	Various	15,181
Total on issue in Australian Dollars				160,895,768
(a)	Treasury Bonds and Treasury Notes issued since 1 July 1984 are available only as Inscribed Stock; before then Commonwealth securities were also available in bearer form.
(b)	Since 5 August 1982, Treasury Bonds have been sold by a tender system.
(c)	Original face value.
(d)	Treasury Notes are issued at a discount and are redeemed at par on maturity.
(e)	Includes tax free and overdues.
Source: Australian Office of Financial Management.

The tables below show the external debt of the Australian Government, on issue at 30 September 2010.  The bonds issued by Australia which are listed below require the Australian Government, in accordance with their terms, to secure such bonds pari passu with new bonds, loans or borrowings which would otherwise rank in priority to such bonds.

Table 36:  Government securities repayable in Pounds Sterling
Date of Issue	Date of Final Maturity	Interest Rate (% Per Annum)	Outstanding 30 September 2010 (£ Sterling '000)
Commonwealth Government issues
Various	Matured—bonds not yet presented for payment(a)	Nil	53
State Government issues Various	At Treasurer's option	3.0	414
Total Repayable in Pounds Sterling			467
(a)	Elapsed bonds reclaimed from fiscal agent.
Source: Australian Office of Financial Management.

Table 37:  Government securities repayable in United States Dollars
Date of Issue	Date of Final Maturity	Interest Rate (% Per Annum)	Outstanding 30 September 2010 (US$ '000)
March 1987	15 Mar 2017	8.375	5,321
Total Repayable in United States Dollars			5,321
Source: Australian Office of Financial Management.

Table 38:  Government securities repayable in Euro
Date of Final Maturity	Interest Rate (% Per Annum)	Outstanding 30 September 2010 (Euro '000)
Matured – Bonds not yet presented for payment(a)	Nil	5
Total Repayable in Euro(b)		5
(a)	Elapsed bonds reclaimed from fiscal agent.
(b)	Bonds originally repayable in Deutsche Marks, converted to Euro at the 31 December 1998 rate of 1.95583 Deutsche Marks = 1.0 Euro irrevocably fixed by the European Central Bank.
Source: Australian Office of Financial Management.

Table 39:  Government securities repayable in Japanese Yen
Date of Final Maturity	Interest Rate (% Per Annum)	Outstanding 30 September 2010 (¥ '000)
Matured – Bonds not yet presented for payment(a)	Nil	416
Total Repayable in Japanese Yen		416
(a)	Elapsed bonds reclaimed from fiscal agent.
Source: Australian Office of Financial Management.

Table 40:  Government securities repayable in Swiss Francs
Date of Final Maturity	Interest Rate (% Per Annum)	Outstanding 30 September 2010 (SF '000)
Matured – Bonds not yet presented for payment(a)	Nil	51
Total Repayable in Swiss Francs		51
(a)	Elapsed bonds reclaimed from fiscal agent.
Source: Australian Office of Financial Management.

The following table shows estimated payments of principal (including contractual prepayments and payments at maturity) to be made on the direct debt of the Australian Government outstanding on 30 June 2010.

Table 41:  Summary of funded debt payment (as at 30 June 2010)
	2010-11	2011-12	2012-13 - 2013-14	2014-15 - 2017-18	2018-19 - 2025-26
	(A$ millions)
Repayable:
In Australian Dollars	30,973	14,055	35,897	29,347	40,385
Repayable overseas:(a)
In United States Dollars	0	0	0	7	0
Total	30,973	14,055	35,897	29,354	40,385
(a)	Converted into Australian dollars at rates of exchange prevailing on 30 June 2010.
Source: Australian Office of Financial Management; unpublished AOFM data.

On 4 February 2009, the Australian Office of Financial Management increased its issuance of Treasury Bonds.  The total face value amount of Treasury Bonds on issue at end-September 2010 was $131.4 billion, an increase of around $45.1 billion on end-September 2009.

Issuance of Treasury Bonds in the 2009-10 financial year totalled approximately $52 billion in face value terms.

Treasury Bond issuance in 2010-11 is expected to be between $50 billion and $55 billion. After accounting for maturities of $18.8 billion this represents a net increase of between $31 billion and $36 billion in the face value amount of Treasury Bonds on issue. The face value amount of Treasury Bonds on issue at end-June 2011 is expected to be between $156 billion and $161 billion.

In 2010-11 tenders are expected to be held on Wednesdays and Fridays, with details of the bond lines and amounts to be offered in a particular week announced at noon on the Friday of the preceding week. The face value amount offered at each tender is projected to be in the range of $500 million to $1.2 billion.

Issuance in 2010-11 has featured two new Treasury Bond lines maturing in 2014 and 2016 and is expected to also include additional new Treasury Bond lines maturing in 2018 and 2025.

Treasury Note issuance was recommenced by the AOFM on 5 March 2009.  The total face value amount of Treasury Notes on issue at end-September 2010 was $17.1 billion, an increase of $5.2 billion on end-September 2009.

The volume of Treasury Notes on issue varies depending on the flows of Australian Government receipts and expenditures.  The Government plans to keep at least $10 billion of Treasury Notes on issue at all times so as to maintain a liquid market.

As at 30 June 2010 the volume of Treasury Notes on issue was $11 billion.  The volume on issue at the end of 2010-11 is now projected to be broadly comparable to this, in which case Treasury Notes will not contribute substantially to overall funding for the financial year as a whole.

The total face value amount of Treasury Indexed Bonds on issue at end-September 2010 was $12.3 billion, an increase of $6.3 billion on end-September 2009.

Issuance of Treasury Indexed Bonds in 2010-11 is expected to be between $3 billion and $3.5 billion.  A new line maturing in 2030 was issued via a syndicated offering in September 2010.

The face value amount of Treasury Indexed Bonds on issue at end-June 2011 is expected to be around $14 billion.

See "Government Finance—Domestic Issuance of Government Bonds" in this Description of the Commonwealth of Australia.

Debt Record

The Commonwealth of Australia has paid promptly, when due, the full amount of principal and interest on every direct external obligation issued by it and has met every indirect external obligation on which it has been required to implement its guarantee in the lawful currency, and in the country where payable, at the time of payment.

Credit Ratings

The Australian Government has the highest possible rating for both foreign and domestic currency denominated debt from Standard and Poor's and Moody's. Fitch rates Australia's domestic currency borrowings as AAA and foreign currency borrowings as AA+. The Australian Government issues Commonwealth Government Securities to finance the current Budget cash deficit and finance within year funding requirements as a result of differences in the timing of receipts and payments.   Maintenance of the Australian Government's credit rating is important in order to minimise the Australian Government's borrowing costs. Following the release of the 2010-11 Budget, Standard and Poor's, Moody's and Fitch maintained their respective ratings for Australia.